UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2018

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 August 2018

Results for announcement to the market

Name of Companies:	BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)

Report for the year ended 30 June 2018

This statement includes the consolidated results of BHP for the year ended 30 June 2018 compared with the year ended 30 June 2017.

This page and the following 57 pages comprise the year end information given to the ASX under Listing Rule 4.3A and released to the market under UK Listing Rule 9.7A. The 2018 BHP Group annual financial report will be released in September.

The results are prepared in accordance with IFRS and are presented in US dollars.

				US$ Million
Revenue from continuing operations	up	21%	to	43,638
Revenue from discontinued operations	up	1%	to	2,171
Total revenue	up	20%	to	45,809
Profit after taxation from continuing operations attributable to the members of the BHP Group	up	4%	to	6,652
Loss after taxation from discontinued operations attributable to the members of the BHP Group	down	508%	to	(2,947)
Profit after taxation attributable to the members of the BHP Group	down	37%	to	3,705

Net Tangible Asset Backing:

Net tangible assets per fully paid share were US$11.25 as at 30 June 2018, compared with US$11.04 as at 30 June 2017.

Dividends per share:

Final dividend for current period (record date 7 September 2018; payment date 25 September 2018)	US 63 cents fully franked

Final dividend for previous corresponding period	US 43 cents fully franked

This statement was approved by the Board of Directors.

Margaret Taylor

Group Company Secretary

BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 August 2018
Number	14/18

BHP RESULTS FOR THE YEAR ENDED 30 JUNE 2018

Following BHP’s sale of the Onshore US assets, as announced on 27 July 2018, the contribution of these assets has been presented in this report as discontinued operations and related assets and liabilities reclassified as held for sale.

Safety and sustainability: Our highest priority

•	Tragically, we had two fatalities during the year, one at our Permian operations and one at Goonyella Riverside.

•

Samarco Governance Agreement settles the BRL20 billion Civil Claim, enhances community participation in Renova Foundation programs and establishes a process to progress settlement of the BRL155 billion Civil Claim.

Maximise cash flow: US$12.5 billion free cash flow from higher prices and strong operating performance

•	Attributable profit of US$3.7 billion, Underlying attributable profit of US$8.9 billion up 33%, supported by 8% Group copper equivalent volume growth.

•	Underlying EBITDA(ii) of US$23.2 billion at a margin(iii) of 55% for continuing operations.

•

Net operating cash flow of US$18.5 billion and free cash flow(i) of US$12.5 billion reflect higher prices and volumes, with annual production records at nine operations across iron ore, coal, copper and petroleum.

•	Productivity up US$374 million in the second half to negative US$96 million from continuing operations for the full year.

•	Productivity gains of ~US$1 billion now expected for the 2019 financial year, with strong momentum to be carried into the 2020 financial year.

Capital discipline: Net debt in the lower half of target range and investment plans on track

•	Net debt(i) of US$10.9 billion, down US$15 billion in two years, reflects capital discipline and strong free cash flow.

•	Capital and exploration expenditure(v) within guidance at US$6.8 billion. Future guidance unchanged at below US$8 billion per annum for the 2019 and 2020 financial years.

Value and returns: Record final dividend of 63 US cps, ROCE up to 14.4%, Onshore US exit announced

•

The Board has determined to pay a record final dividend of 63.0 US cents per share which includes an additional amount of 17 US cents per share above the 50% minimum payout policy (equivalent to US$0.9 billion).

•	Underlying return on capital employed(iii) of 14.4% (after tax) with further improvement expected.

•	Onshore US sale announced for US$10.8 billion and we expect to return the net proceeds to shareholders.

Year ended 30 June(1)	2018 US$M	2017 US$M	Change %
Total operations
Attributable profit	3,705	5,890	(37%)
Basic earnings per share (cents)	69.6	110.7	(37%)
Dividend per share (cents)	118.0	83.0	42%
Net operating cash flow	18,461	16,804	10%
Capital and exploration expenditure(v)	6,753	5,220	29%
Net debt(i)	10,934	16,321	(33%)
Underlying attributable profit(ii)	8,933	6,732	33%
Underlying basic earnings per share (cents)(iii)	167.8	126.5	33%

Continuing operations
Profit from operations	15,996	12,554	27%
Underlying EBITDA(ii)	23,183	19,350	20%
Underlying attributable profit(ii)	9,622	7,217	33%

Underlying EBITDA including the contribution from the Onshore US assets	24,111	n/a	n/a

(1)	Where we have used alternate performance measures they are identified by a footnote, and definitions can be found on pages 24 and 25.

News Release

Results for the year ended 30 June 2018

BHP Chief Executive Officer, Andrew Mackenzie:

“We have announced a record final dividend for shareholders which reflects strong operating performance, solid prices and capital discipline. Our relentless focus on safety and productivity has released additional volumes across our supply chain, with eight per cent volume growth for the year. Our balance sheet is strong, with net debt now at the lower end of our target range, and our investment plans on track across iron ore, copper, coal and petroleum.

We have started the new year with the sale of our Onshore US business for US$10.8 billion, and once completed we expect to return the net proceeds to shareholders. Across our dramatically simplified portfolio of tier one assets, we see this year’s strong momentum carried into the medium term as our leadership, technology and culture drive further increases in productivity, value and returns. Our rich suite of options coupled with our rigorous Capital Allocation Framework will make sure we get the most out of every dollar we invest.”

We are committed to making our workplaces safer

The health and safety of our employees and contractors, and that of the broader communities in which we operate, are central to the success of our organisation. Tragically, two of our colleagues died during the period, one at our Permian Basin operations in November 2017 and one at Goonyella Riverside in August 2017. Our Total Recordable Injury Frequency (TRIF) was 4.4 per million hours worked in the 2018 financial year, a five per cent increase from the prior year. The number of high potential injuries, which are injury events where there was the potential for a fatality, declined by eight per cent in the year.

We are committed to becoming safer through how we engage with our teams on risk and controls, how we design our facilities and how we plan and execute our work. We are focused on leading indicators to improve safety performance, with a significant increase in proactive hazard reporting from the workforce and in-field safety leadership engagements throughout the 2018 financial year. We are improving the integrity of our facilities and equipment, and are increasing the application of technology to help make our work places safer.

Making significant progress on the social and environmental remediation programs in Brazil

BHP remains committed to supporting the Renova Foundation with the recovery of communities and ecosystems affected by the Samarco tragedy.

Resettlement of the Bento Rodrigues, Paracatu and Gesteira communities remains one of the Renova Foundation’s priority social programs. Resettlements are expected to be completed by mid-2020 with engagement from a large number of stakeholders critical to success. The Bento Rodrigues resettlement has achieved major milestones, and construction has now commenced. Good progress is being made with the compensation program with approximately 260,000 claims resolved for temporary interruption to water supplies immediately following the dam failure. The river remediation programs continue to deliver improvements in water quality, aquatic habitat and fish levels, and support the restoration of fishing livelihoods.

Restart of Samarco’s operations remains a focus but is subject to separate negotiations with relevant parties and will occur only if it is safe, economically viable and has the support of the community. Resuming operations requires the granting of licences by state and federal authorities, community hearings and an appropriate restructure of Samarco’s debt.

In the 2018 financial year, BHP reported an exceptional loss of US$650 million (after tax) in relation to the Samarco dam failure. Additional commentary is included on page 39.

BHP Results for the year ended 30 June 2018

Financial performance

Earnings and margins

•

Attributable profit of US$3.7 billion includes an exceptional loss of US$5.2 billion (after tax), compared to an attributable profit of US$5.9 billion, including an exceptional loss of US$842 million (after tax), in the prior period. The 2018 financial year exceptional loss is related to the impairment of Onshore US assets, US tax reform and the Samarco dam failure.

•	Underlying attributable profit of US$8.9 billion, compared to US$6.7 billion in the prior period.

•

Profit from operations (continuing operations) of US$16.0 billion, compared to US$12.6 billion in the prior period, has increased as a result of higher prices and an eight per cent increase in Group copper equivalent volumes, partially offset by higher costs.

•

Underlying EBITDA (continuing operations) of US$23.2 billion, with higher prices, increased volumes and one-off items (in total US$5.6 billion) more than offsetting the impacts of higher costs, unfavourable exchange rate movements, inflation and other net movements (in total US$1.8 billion).

•	Underlying EBITDA margin (continuing operations) of 55 per cent, achieved this year and last year.

•

Underlying return on capital employed of 14.4 per cent (after tax), compared with 10 per cent in the prior period. Underlying return on capital employed, excluding Onshore US assets, is approximately 18 per cent (after tax).

Productivity and costs

•	Unit costs at our major assets(vi) were broadly in line with guidance (at 2018 financial year guidance exchange rates of AUD/USD 0.75 and USD/CLP 663).

•

Unit cost guidance for the 2019 financial year (based on exchange rates of AUD/USD 0.75 and USD/CLP 663) reflects improved labour productivity and maintenance strategies across the portfolio, offset by higher diesel and other input costs, lower copper grades at Escondida, higher strip ratios at Queensland Coal and natural field decline at Conventional Petroleum.

•

Strong operating performance at Escondida and Western Australia Iron Ore (WAIO) underpinned a US$374 million productivity gain in the second half of the year, bringing the total full year movement to negative US$96 million (continuing operations).

•

Productivity gains of approximately US$1 billion are now expected for the 2019 financial year with strong momentum carried into the 2020 financial year. This guidance is lowered from US$2 billion over the two years to the end of the 2019 financial year and reflects:

•	the announced divestments of Onshore US and Cerro Colorado - reduction of US$200 million related to forecast productivity improvements as these assets are no longer included in guidance; and

•

modified assumptions in respect of the pace of productivity uplift over the two year period at Queensland Coal – reduction of approximately US$700 million following the challenging operating conditions at the Broadmeadow and Blackwater mines during the 2018 financial year.

•	Historical costs and guidance are summarised below:

				FY18 at
	Medium-term		FY19e	guidance	realised	FY18(2)
		FY19	vs	exchange	exchange	vs
	guidance(1)	guidance(1)	FY18(2)	rates(1)	rates(2)	FY17	FY17
Conventional Petroleum unit cost (US$/boe)	<13	<11	9%	9.87	10.06	16%	8.65
Escondida unit cost (US$/lb)	<1.15	<1.15	7%	1.04	1.07	15%	0.93
Western Australia Iron Ore unit cost (US$/t)	<13	<14	(2%)	13.80	14.26	(2%)	14.60
Queensland Coal unit cost (US$/t)	~57	68 - 72	0% - 6%	65.77	68.04	14%	59.67

(1)	2018 unit costs and guidance for 2019 and medium-term unit costs are based on exchange rates of AUD/USD 0.75 and USD/CLP 663.
(2)	Average exchange rates for 2018 of AUD/USD 0.78 and USD/CLP 625.

News Release

•	Production and guidance are summarised below:

	FY19	FY19e		FY18
		vs		vs
Production	guidance	FY18	FY18	FY17	FY17
Continuing operations
Petroleum - Conventional (MMboe)	113 - 118	(6%) - (2%)	120	(6%)	128
Copper (kt)	1,675 - 1,770	(4%) - 1%	1,753	32%	1,326
Escondida (kt)	1,120 - 1,180	(8%) - (3%)	1,213	57%	772
Other copper(1) (kt)	555 - 590	3% - 9%	540	(3%)	554
Iron ore(2) (Mt)	241 - 250	1% - 5%	238	3%	231
WAIO (100% basis) (Mt)	273 - 283	(1%) -3%	275	3%	268
Metallurgical coal(2) (Mt)	43 - 46	1% - 8%	43	7%	40
Energy coal(2) (Mt)	28 - 29	(4%) - (1%)	29	0%	29
Discontinued operations
Petroleum - Onshore US (MMboe)	Refer footnote(3)		72	(10%)	80

(1)	Other copper comprises Pampa Norte (including Cerro Colorado production for the first half of the 2019 financial year), Olympic Dam and Antamina.
(2)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(3)

Given our announcement to divest Onshore US, no annual guidance for the 2019 financial year for these assets will be provided; however, until completion, we expect a production run rate broadly consistent with the second half of the 2018 financial year.

•	We achieved Group copper equivalent production growth of eight per cent in the 2018 financial year(vii), with record production at WAIO, Queensland Coal and Spence.

•

Group copper equivalent production for the 2019 financial year is expected to be broadly in line with the 2018 financial year(vii), despite the impacts from higher strip ratios at Queensland Coal and New South Wales Energy Coal (NSWEC), lower copper grades at Escondida and Spence and natural field decline at Conventional Petroleum.

Cash flow and balance sheet

•	Net operating cash flows of US$18.5 billion reflect higher commodity prices and a strong operating performance during the year.

•	Free cash flow of US$12.5 billion, which is the second consecutive year above US$12 billion.

•

Our balance sheet is strong with net debt at US$10.9 billion at year end (2017: US$16.3 billion; 2016: US$26.1 billion), a reduction of more than US$15 billion over two years. The reduction of US$5.4 billion in the 2018 financial year reflects strong free cash generation as well as a favourable non-cash fair value adjustment of US$108 million related to interest rate and exchange rate movements(viii), partially offset by dividends to shareholders of US$5.2 billion and dividends paid to non-controlling interests of US$1.6 billion.

•	Gearing ratio(i) of 15.3 per cent (2017: 20.6 per cent; 2016: 30.3 per cent).

•

We will maintain a strong balance sheet through the commodity price cycle, with net debt in the target range of US$10 to US$15 billion. We expect net debt to remain at the lower end of the target range while commodity prices are strong.

BHP Results for the year ended 30 June 2018

Dividends

•

The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the June 2018 half year period is 46 US cents per share.

•

The Board has determined to pay an additional amount of 17 US cents per share or US$0.9 billion, taking the final dividend to a record 63.0 US cents per share. This is equivalent to a 69 per cent payout ratio.

•	In total, dividends of US$6.3 billion (118 US cents per share) have been determined for the 2018 financial year, including an additional amount of US$1.8 billion above the minimum payout policy.

Capital and exploration

•	Capital and exploration expenditure of US$6.8 billion in the 2018 financial year was in line with guidance. This included maintenance spend(ix) of US$1.9 billion and exploration of US$874 million.

•	Capital and exploration expenditure guidance is unchanged at below US$8 billion per annum for the 2019 and 2020 financial years, subject to exchange rate movements.

•	A US$0.9 billion exploration program is planned for the 2019 financial year and includes petroleum exploration and appraisal expenditure of US$750 million.

•	Historical capital and exploration expenditure and guidance are summarised below:

	2019e	2018	2017
Year ended 30 June	US$B	US$M	US$M
Maintenance(1)(2)	2.1	1,930	1,219
Development
Minerals	4.1	2,494	1,677
Conventional Petroleum(2)	0.6	555	801

Capital expenditure (purchases of property, plant and equipment)	6.8	4,979	3,697

Add: exploration expenditure	0.9	874	966

Capital and exploration expenditure – continuing operations	7.7	5,853	4,663

Capital and exploration expenditure – discontinued operations	0.3	900	557

Capital and exploration expenditure – total operations	<8.0	6,753	5,220

(1)	Includes capitalised deferred stripping of US$1.0 billion for the 2019 financial year and US$880 million for the 2018 financial year (2017: US$416 million).
(2)	Conventional Petroleum capital expenditure for the 2019 financial year includes US$600 million of development and US$130 million of maintenance.

•	Average annual sustaining capital expenditure guidance over the medium term is unchanged and forecast to be approximately:

•	US$4 per tonne for WAIO, including the capital cost for South Flank;

•	US$8 per tonne for Queensland Coal; and

•	US$5 per tonne for NSWEC.

•	At the end of the 2018 financial year, BHP had five major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$10.6 billion over the life of the projects.

News Release

Major projects are summarised below:

			Capital		Date of
Commodity	Project and ownership	Project scope / capacity(1)	expenditure(1)		initial	Progress/
			US$M		production	comments
			Budget		Target
Projects in execution at 30 June 2018
Iron Ore	South Flank (Australia) 85%	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi mine.	3,061	(2)	CY21	Project approved on 14 June 2018
Copper	Spence Growth Option (Chile) 100%	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	2,460		FY21	14% complete Project approved on 17 August 2017
Petroleum	North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	216		CY19	87% complete Reduction in budget of US$98 million as tracking ahead of schedule
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154		CY22	23% complete
Other projects in progress at 30 June 2018
Potash(3)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,700			79% complete Increase in budget of US$122 million to fund support services at the site

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP’s share.

(2)	Includes initial funding of US$184 million announced on 26 June 2017.
(3)	Potash capital expenditure of approximately US$239 million is expected for the 2019 financial year.

Capital Allocation Framework

Adherence to our Capital Allocation Framework aims to balance value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.

	2018	2017
Year ended 30 June	US$B	US$B
Net operating cash flow – total operations	18.5	16.8
Our priorities for capital
Maintenance capital	1.9	1.2
Strong balance sheet	✓	✓
Minimum 50% payout ratio dividend	3.8	2.0

Excess cash(1)	11.8	13.6

Balance sheet	5.6	9.4
Additional dividends	1.4	0.9
Organic development	4.9	4.0
Acquisitions/(Divestments)	(0.1)	(0.7)

(1)

Includes dividends paid to non-controlling interests of US$1.6 billion for the 2018 financial year (2017: US$0.6 billion); excludes exploration expenses of US$0.6 billion (2017: US$0.6 billion) which is classified as organic development in accordance with the Capital Allocation Framework; net cash outflow of US$1.0 billion (2017: nil).

With net debt at US$10.9 billion, currently at the lower end of our target range of US$10 to US$15 billion, and consistent with our Capital Allocation Framework, we expect to return the net proceeds from the sale of our Onshore US assets to shareholders. We will confirm how, and when, at the time of completion of the sales.

BHP Results for the year ended 30 June 2018

Outlook

Economic outlook

World economic growth strengthened to 3.8 per cent in the 2017 calendar year, with a notable rebound in global trade. A similar outcome is expected in the 2018 calendar year, although downside risks have increased due to rising trade protectionism.

We continue to expect China’s economic growth to slow modestly in the 2018 calendar year. The official GDP target of around six and a half per cent is likely to be achieved, assuming the current trends of slowing activity in the housing and automobile markets, and resilience in infrastructure and machinery, continue. We expect China’s policymakers to continue to seek a balance between the pursuit of reform and maintenance of macroeconomic and financial stability. Over the longer term, China’s economic growth rate is expected to decelerate as the working age population falls and the capital stock matures.

Near-term prospects for the US economy are sound, with cyclical fundamentals solid. However, we expect the increase in protectionism to weigh on consumer purchasing power and international competitiveness. In Europe and Japan, business confidence and manufacturing momentum may have peaked early in the 2018 calendar year, although conditions remain healthy, on balance. India’s growth is on a recovery trajectory. Higher oil prices and tighter external financing conditions are near-term headwinds.

Commodities outlook

Crude oil prices trended higher during the 2018 financial year. Larger than agreed production cuts by the ‘Vienna Group’ and strong demand growth both contributed to a substantial reduction in the inventory overhang. A roughly balanced market is forecast for the 2018 calendar year. The outlook remains positive, underpinned by rising demand from the developing world and natural field decline.

Copper prices rose over the 2018 financial year, with gains in the first half sustained for most of the second half. Broad-based demand strength and the threat of supply disruption both contributed to the improvement in prices. The rise in trade tensions pushed copper prices down early in the 2019 financial year. Grade decline, increased input costs, water constraints and a scarcity of high-quality future development opportunities will require attractive prices to secure sufficient investment to balance the market, with new mine supply required in the early part of the next decade.

Global steel production saw broad-based growth across the major regions during the 2018 financial year. Solid downstream demand together with policy-driven supply cuts in China sent the industry-wide utilisation rate and profitability higher. China stepped up its efforts to curb air pollution over the winter, with production restrictions and more stringent emission standards. These developments have increased customer preferences for high-quality raw materials. In the long term, the global steel market is expected to continue to grow modestly, with moderating demand growth in China offset by incremental demand from India and other populous emerging markets.

The Platts 62% Fe Iron Ore Fines index remained firm in the 2018 financial year, underpinned by the preference for high-quality iron ore. The price spread between different grades remained wide, as mills focused on maximising efficiency through higher grade iron ore. In the short term, supply growth from seaborne high-quality iron ore suppliers and ample inventories at Chinese ports (much of which are lower grade) are expected to put a cap on benchmark prices. We expect quality differentiation to remain an important element in price formation.

The metallurgical coal price performed strongly in the 2018 financial year, with healthy demand conditions and relatively tight supply. In the near term, supply constraints should ease with additional volumes expected from various regions. The application of China’s coal supply side reform, and its environmental policies, remain a source of uncertainty. Over the longer term, emerging markets such as India are expected to support seaborne demand growth, while high-quality metallurgical coals will continue to offer steelmakers value-in-use benefits.

The potash industry is navigating a period of excess capacity better than expected. Prices have performed strongly due to record import volumes, with the Brazilian benchmark moving above US$300 per tonne for the first time since September 2015 despite the commissioning of several major capacity additions. We expect annual demand growth of between two and three per cent over the next decade, resulting in demand outstripping supply by the mid-to-late 2020s.

Further information on BHP’s economic and commodity outlook can be found at: bhp.com/prospects

News Release

Unless otherwise noted, information in this section has been presented on a continuing operations basis to exclude the contribution from Onshore US assets that are held for sale. The contribution of the Onshore US assets to the Group’s results are disclosed as discontinued operations within the Group’s financial statements.

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

	Combined continuing
	and discontinued operations		Continuing operations
	2018	2017	2018	2017
Year ended 30 June	US$M	US$M	US$M	US$M
Underlying EBITDA	24,111	20,296	23,183	19,350
Depreciation and amortisation(1)	(7,942)	(7,719)	(6,288)	(5,972)
Impairments of property, plant and equipment, financial assets and intangibles(2)	(333)	(188)	(333)	(188)
Exceptional items (before net finance costs and taxation)(3) – refer to pages 11 and 35	(3,425)	(636)	(566)	(636)

Profit from operations	12,411	11,753	15,996	12,554

Net finance costs	(1,267)	(1,431)	(1,245)	(1,417)
Total taxation expense	(6,321)	(4,100)	(7,007)	(4,443)
Exceptional items (after taxation) – refer to pages 11 and 35	5,228	1,006	2,970	1,006
Profit attributable to non-controlling interests	(1,118)	(496)	(1,092)	(483)

Underlying attributable profit	8,933	6,732	9,622	7,217

Exceptional items (after taxation) – refer to pages 11 and 35	(5,228)	(1,006)	(2,970)	(1,006)
Non-controlling interest in exceptional items	—	164	—	164

Attributable profit	3,705	5,890	6,652	6,375

Profit attributable to non-controlling interests	1,118	332	1,092	319

Profit/(loss) after taxation from continuing and discontinued operations	4,823	6,222	7,744	6,694

(1)	Depreciation and amortisation for continuing operations excludes exceptional items of US$ nil million (2017: US$212 million).
(2)	Impairments of property, plant and equipment, financial assets and intangibles for continuing operations excludes exceptional items of US$ nil million (2017: US$5 million).
(3)	Exceptional items excludes net finance costs of US$(84) million (2017: US$(127) million) related to the Samarco dam failure.

Profit from operations has increased as a result of favourable realised price movements across most major commodities and higher volumes, partially offset by higher costs, and higher depreciation at Escondida after a full year of production following the industrial action in the previous year, the commissioning of the Escondida Water Supply project in June 2017, and impairment charges predominantly related to conveyors at Escondida.

BHP Results for the year ended 30 June 2018

Underlying EBITDA

The following table and commentary describes the impact of the principal factors(iii) that affected Underlying EBITDA for the 2018 financial year compared with the 2017 financial year:

	US$M
Year ended 30 June 2017	19,350
Net price impact:
Change in sales prices	4,269	Higher average realised prices for all our major commodities, except iron ore.
Price-linked costs	(124)	Increased royalties reflect higher realised prices.

	4,145

Change in volumes:
Productivity	1,024	Release of latent capacity at Escondida (ramp-up of Los Colorados Extension project) and WAIO (improved productivity and stability across the supply chain), partially offset by lower volumes from Olympic Dam (smelter maintenance campaign) and the impact of challenging operating conditions at two Queensland Coal mines (Broadmeadow and Blackwater).
Growth	(256)	Lower petroleum volumes due to Hurricane Harvey and Hurricane Nate, and expected natural field decline.

	768

Change in controllable cash costs(iv):
Operating cash costs	(1,114)	Higher costs reflect: unfavourable fixed cost dilution at Olympic Dam (smelter maintenance campaign) and Conventional Petroleum (natural field decline), challenging operating conditions at two Queensland Coal mines (Broadmeadow and Blackwater); and a favourable change in estimated recoverable copper in the Escondida sulphide leach pad in the prior period, partially offset by lower labour and contractor costs at WAIO.
Exploration and business development	(129)	Increase in planning activity in Mexico and the Scimitar well write-off, partially offset by expensing of the Burrokeet and Wildling wells in the prior year.

	(1,243)

Change in other costs:
Exchange rates	(248)	Impact of the stronger Australian dollar and Chilean peso against the US dollar.
Inflation	(389)	Impact of inflation on the Group’s cost base.
Fuel and energy	(224)	Predominantly higher diesel prices at minerals assets.
Non-Cash	425	Higher capitalisation of deferred stripping at Escondida and increased underground mine development capitalisation at Olympic Dam as development extends into the Southern Mine Area.
One-off items	719	Reflects the impacts from industrial action at Escondida, power outage at Olympic Dam, and Cyclone Debbie at Queensland Coal in the prior year.

	283

Asset sales	(142)	Reflects divestment of 50 per cent interest in Scarborough in the prior year.
Ceased and sold operations	4
Other items	18	Higher average realised prices received by our equity accounted investments and higher sales volumes from Antamina, offset by the revaluation of embedded derivative in the Trinidad and Tobago gas contract.

Year ended 30 June 2018	23,183

The following table reconciles relevant factors with changes in the Group’s productivity:

Year ended 30 June 2018	US$M
Change in controllable cash costs	(1,243)
Change in volumes attributed to productivity	1,024

Change in productivity in Underlying EBITDA	(219)
Change in capitalised exploration	123

Change attributable to productivity measures	(96)

News Release

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table and are presented on a total operations basis:

					FY18	H2 FY18	H2 FY18
					vs	vs	vs
Average realised prices(1)	H2 FY18	H1 FY18	FY18	FY17	FY17	H2 FY17	H1 FY18
Oil (crude and condensate) (US$/bbl)	67.07	53.76	60.12	47.61	26%	35%	25%
Natural gas (US$/Mscf)(2)	3.71	3.54	3.62	3.34	8%	7%	5%
US natural gas (US$/Mscf)	2.77	2.84	2.80	2.88	(3%)	(7%)	(2%)
LNG (US$/Mscf)	8.65	7.48	8.07	6.84	18%	17%	16%
Copper (US$/lb)	3.05	3.20	3.12	2.54	23%	13%	(5%)
Iron ore (US$/wmt, FOB)	56.86	56.54	56.71	58.42	(3%)	(8%)	1%
Metallurgical coal (US$/t)	189.66	164.22	177.22	163.30	9%	16%	15%
Hard coking coal (HCC) (US$/t)(3)	205.80	182.29	194.59	179.83	8%	14%	13%
Weak coking coal (WCC) (US$/t)(3)	143.40	120.99	131.70	121.32	9%	19%	19%
Thermal coal (US$/t)(4)	86.47	87.49	86.94	74.67	16%	15%	(1%)
Nickel metal (US$/t)	13,974	11,083	12,591	10,184	24%	43%	26%

(1)

Based on provisional, unaudited estimates. Prices exclude sales from Antamina, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)	Includes internal sales.
(3)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(4)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

In Copper, the provisional pricing and finalisation adjustments decreased Underlying EBITDA by US$2 million in the 2018 financial year.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average	Average
	Year ended	Year ended	As at	As at	As at
	30 June	30 June	30 June	30 June	30 June
	2018	2017	2018	2017	2016
Australian dollar(1)	0.78	0.75	0.74	0.77	0.75
Chilean peso	625	662	648	663	661

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments increased by US$461 million to US$6.6 billion, reflecting higher depreciation at Escondida after a full year of production following the industrial action in the previous year, the commissioning of the Escondida Water Supply project in June 2017, and impairment charges predominantly related to conveyors at Escondida.

Net finance costs

Net finance costs decreased by US$172 million to US$1.2 billion mainly due to a lower average debt balance following the bond repurchase program and repayment on maturity of Group debt. This was partially offset by higher benchmark interest rates in the period as well as costs related to September 2017 bond repurchase.

BHP Results for the year ended 30 June 2018

Taxation expense

	2018			2017
	Profit before	Income tax		Profit before	Income tax
	taxation	expense		taxation	expense
Year ended 30 June	US$M	US$M	%	US$M	US$M	%
Statutory effective tax rate	14,751	(7,007)	47.5	11,137	(4,443)	39.9
Adjusted for:
Exchange rate movements	—	(152)		—	88
Exceptional items(1)	650	2,320		763	243

Adjusted effective tax rate	15,401	(4,839)	31.4	11,900	(4,112)	34.6

(1)	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate(iii), which excludes the influence of exchange rate movements and exceptional items, was 31.4 per cent (2017: 34.6 per cent). The decrease in the 2018 financial year was largely due to the resolution of matters with tax authorities and other tax items compared to the prior year. The adjusted effective tax rate is expected to be in the range of 30 to 35 per cent for the 2019 financial year.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.2 billion during the period (2017: US$2.0 billion).

Exceptional items

The following table sets out the exceptional items for the 2018 financial year. Additional commentary is included on page 35.

	Gross	Tax	Net
Year ended 30 June 2018	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure(1)	(650)	—	(650)
US tax reform(2)	—	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

(1)

Financial impact of US$(650) million from the Samarco dam failure relates to US$(80) million share of loss from US$(80) million funding provided during the period, US$(57) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(84) million amortisation of discounting impacting net finance costs, US$(560) million change in estimate and US$131 million exchange translation. Refer to note 1 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Report for further information.

(2)

Financial impact of US$(2,320) million from US tax reform relates to US$(1,390) million re-measurement of the Group’s deferred tax position as a result of the reduced US corporate income tax rate, US$(834) million impairment of foreign tax credits due to reduced forecast utilisation, US$(194) million net impact of tax charges on the deemed repatriation of accumulated earnings of non-US subsidiaries, US$95 million recognition of Alternative Minimum Tax Credits and US$3 million other impacts. Refer to note 1 Exceptional items and note 4 Income tax expense of the Financial Report for further information.

Discontinued operations

On 27 July 2018 BHP announced it had entered into agreements for the sale of its entire interests in the Eagle Ford, Haynesville, Permian and Fayetteville Onshore US oil and gas assets for a combined base consideration of US$10.8 billion, payable in cash.

The Onshore US contribution to the Group 2018 financial year results comprised a US$2,921 million loss after taxation from discontinued operations, including exceptional items.

The following table sets out the exceptional items related to Onshore US for the 2018 financial year. Refer to note 9 Discontinued operations of the Financial Report for further information.

	Gross	Tax	Net
Year ended 30 June 2018	US$M	US$M	US$M
Exceptional items by category
US tax reform	—	492	492
Impairment of Onshore US assets	(2,859)	109	(2,750)

Total	(2,859)	601	(2,258)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(2,859)	601	(2,258)

News Release

Debt management and liquidity

During the 2018 financial year, the Group continued to focus on debt reduction, with no new debt issued and an A$1.0 billion Australian bond repaid at maturity. In addition, a bond repurchase program of US$2.9 billion was completed on 22 September 2017. The total cost in relation to the repurchase program was US$71 million, which has been reported in net finance costs. The program was funded by BHP’s strong cash position and targeted short-dated US dollar, Euro and GBP bonds. The early repayment of the bonds has extended BHP’s average debt maturity profile. The repayment of maturing debt, the bond repurchase program and fair value adjustments contributed to a US$3.7 billion overall decrease in the Group’s gross debt, from US$30.5 billion at 30 June 2017 to US$26.8 billion at 30 June 2018.

At the subsidiary level, Escondida issued US$0.5 billion of new long-term debt to fund capital expenditure and for general corporate purposes.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility which expires in May 2021. As at 30 June 2018, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$15.9 billion in cash and cash equivalents.

Dividend

Our Board today determined to pay a final dividend of 63 US cents per share. The final dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

Events in respect of the final dividend	Date
Currency conversion into rand	31 August 2018
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	4 September 2018
Ex-dividend Date JSE	5 September 2018
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	6 September 2018
Record Date	7 September 2018
Dividend Reinvestment Election date (including currency conversion and currency election dates for ASX and LSE)	10 September 2018
Payment Date	25 September 2018

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 September and 7 September 2018 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 31 August and 7 September 2018 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable set out above, or, in the case of shareholdings on the South African branch register of BHP Billiton Plc, in accordance with the instructions of your Central Securities Depository Participant (CSDP) or broker. The DRP allocation price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The allocation price applicable to each exchange will made available at bhp.com/DRP.

BHP Results for the year ended 30 June 2018

Segment summary(1)

A summary of performance for the 2018 and 2017 financial years is presented below and excludes Onshore US.

Year ended 30 June 2018 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items(4)	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	5,408	3,341	1,546	—	8,052	656	709	592
Copper	13,287	6,522	4,389	—	23,679	2,428	53	53
Iron Ore	14,810	8,930	7,195	(539)	18,320	1,074	84	44
Coal	8,889	4,397	3,682	—	9,853	409	21	21
Group and unallocated items(7)	1,332	(7)	(250)	(27)	2,789	412	7	7
Inter-segment adjustment(8)	(88)	—	—	—	—	—	—	—

Total Group	43,638	23,183	16,562	(566)	62,693	4,979	874	717

Year ended 30 June 2017 (Restated) US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	4,722	3,117	1,367	—	9,011	917	803	573
Copper	8,335	3,545	2,006	(546)	24,100	1,484	44	44
Iron Ore	14,624	9,077	7,197	(203)	19,175	805	94	70
Coal	7,578	3,784	3,050	164	10,136	246	9	9
Group and unallocated items(7)	977	(173)	(430)	(51)	2,446	245	16	16
Inter-segment adjustment(8)	(101)	—	—	—	—	—	—	—

Total Group	36,135	19,350	13,190	(636)	64,868	3,697	966	712

(1)

Group and segment level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation expense of US$618 million (2017: US$540 million) related to equity accounted investments. It excludes exceptional items of US$509 million (2017: US$172 million) related to share of loss from equity accounted investments.

Group profit before taxation comprised Underlying EBITDA and exceptional items and depreciation, amortisation and impairments of US$7,187 million (2017: US$6,796 million) and net finance costs of US$1,245 million (2017: US$1,417 million).

(2)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,514 million and Underlying EBITDA of US$62 million (2017: US$1,200 million and US$49 million).

(3)

We use various alternate performance measures to reflect our underlying performance. Refer to page 8 for a reconciliation of Underlying EBITDA to our statutory results and page 24 for the definitions and calculation methodology of alternate performance measures used in reporting our performance.

(4)

Exceptional items of US$(566) million excludes net finance costs of US$(84) million included in the total US$(650) million related to the Samarco dam failure. Refer to note 1 Exceptional items for further information.

(5)	Includes US$233 million capitalised exploration (2017: US$356 million).
(6)	Includes US$76 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2017: US$102 million).
(7)

Group and unallocated items includes Functions, other unallocated operations including Potash, Nickel West and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within the relevant segments.

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(135)	4	(139)	3,425	205	—	—
Nickel West	1,300	291	76	215	(267)	129	7	7

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(108)	10	(118)	3,094	162	—	—
Nickel West	952	44	87	(43)	(337)	56	16	16

(8)	Comprises revenue of US$75 million generated by Petroleum (2017: US$83 million) and US$13 million generated by Iron Ore (2017: US$18 million).

News Release

Petroleum

Underlying EBITDA for Petroleum excluding Onshore US, increased by US$224 million to US$3.3 billion in the 2018 financial year.

US$M
Underlying EBITDA for the year ended 30 June 2017	3,117
Net price impact(1)	975
Change in volumes: growth	(256)
Change in controllable cash costs	(164)
Profit on sale of assets(2)	(142)
Other(3)	(189)

Underlying EBITDA for the year ended 30 June 2018	3,341

(1)	Average realised price: crude and condensate oil US$60.57/bbl (2017: US$47.48/bbl); natural gas US$4.44/Mscf (2017: US$3.87/Mscf); LNG US$8.07/Mscf (2017: US$6.84/Mscf).
(2)	Profit on sale of assets reflects the sale of 50 per cent of BHP’s interest in the undeveloped Scarborough area gas fields in the prior year.
(3)

Other includes: exchange rate; inflation; ceased and sold operations; other items. Other items includes the impact from revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$153 million loss for the 2018 financial year (2017: US$37 million loss).

Conventional Petroleum production for the 2018 financial year declined by six per cent to 120 MMboe due to the impact of Hurricanes Harvey and Nate on US petroleum assets and natural field decline.

Controllable cash costs increased by US$164 million and include:

•	US$100 million – unfavourable fixed cost dilution from declining volumes; and

•

US$64 million – higher exploration expenses due to expensing the Scimitar well (including side-track) and increased planning activities in Mexico, partially offset by the impact of wells expensed in the prior year.

Conventional Petroleum unit costs increased by 16 per cent to US$10.06 per barrel of oil equivalent due to the impact of lower volumes. Unit cost guidance for the 2019 financial year is expected to be less than US$11 per barrel (based on an exchange rate of AUD/USD 0.75) reflecting the impact of lower volumes, partially offset by productivity improvements.

Conventional Petroleum unit costs(1) (US$M)	H2 FY18	H1 FY18	FY18	FY17
Revenue	2,827	2,581	5,408	4,722
Underlying EBITDA	1,771	1,622	3,393	3,133
Gross costs	1,056	959	2,015	1,589
Less: exploration expense(2)	379	137	516	471
Less: freight	84	68	152	140
Less: development and evaluation	21	13	34	22
Less: other(3)	16	90	106	(151)
Net costs	556	651	1,207	1,107
Production (MMboe, equity share)	56	64	120	128

Cost per boe (US$)(4)(5)	9.93	10.17	10.06	8.65

(1)	Conventional Petroleum assets exclude divisional activities reported in Other and closed mining and smelting operations in Canada and the United States.
(2)	Exploration expense represents conventional Petroleum’s share of total exploration expense.
(3)	Other includes non-cash profit on sales of assets, inventory movements, foreign exchange and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.
(4)	FY17 restated to exclude development and evaluation as these costs do not represent our cost performance in relation to current production.
(5)	FY18 based on an exchange rate of AUD/USD 0.78.

Petroleum exploration

Petroleum exploration expenditure for the 2018 financial year was US$709 million, of which US$516 million was expensed. A US$750 million exploration and appraisal program is planned for the 2019 financial year. This program includes two wells in Trinidad and Tobago, one appraisal well at Trion in Mexico and one appraisal well in the Wildling basin in the US Gulf of Mexico.

In the US Gulf of Mexico, we discovered oil in multiple horizons at the Wildling-2 well and side track to the north of the operated Shenzi field. We acquired 50 per cent equity interest in the Murphy operated Samurai prospect (GC432 and GC476), the northern extension of the Wildling sub basin. The Samurai-2 exploration well was spud on 16 April 2018 and encountered hydrocarbons in multiple horizons not previously observed by the Wildling-2 exploration well. The Scimitar prospect, to the north of the Neptune field, was drilled and no commercial hydrocarbons were encountered.

BHP Results for the year ended 30 June 2018

In Trinidad and Tobago, following the gas discovery at LeClerc, we commenced Phase 2 of our deepwater exploration drilling campaign to further assess the commercial potential of the Magellan play. The Victoria-1 exploration well was spud on 12 June 2018 and encountered gas. The well was plugged and abandoned on 18 July 2018. We plan to drill the Concepcion prospect to further test the Magellan play in the 2019 financial year. Following completion of the Victoria-1 well, the Deepwater Invictus has been mobilised to the Bongos prospect in our Northern licence area in Trinidad and Tobago. The Bongos-1 exploration well was spud on 20 July 2018 and experienced mechanical difficulty shortly after spud. The Bongos-2 exploration well was spud on 22 July 2018 and encountered hydrocarbons. Drilling is still in progress.

In Mexico, we expect to begin drilling the first appraisal well at Trion in the December 2018 quarter.

Onshore US – Discontinued operations

Onshore US delivered a strong operating performance in the 2018 financial year, with total production of 72 MMboe, exceeding our full year guidance of between 61 and 67 MMboe as a result of improved well performance from larger completions and longer laterals. Drilling and development expenditure for the 2018 financial year was US$0.9 billion, a reduction of US$0.2 billion relative to guidance reflecting better well performance, and lower drilling and completions activity which was tailored to support value in the exit process.

This strong performance positioned these assets well for divestment and on 27 July 2018, BHP announced it had entered into agreements for the sale of its entire interests in the Eagle Ford, Haynesville, Permian and Fayetteville Onshore US oil and gas assets for a combined base consideration of US$10.8 billion, payable in cash. BP America Production Company, a wholly owned subsidiary of BP Plc, has agreed to acquire 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which holds the Eagle Ford, Haynesville and Permian assets, for a consideration of US$10.5 billion. MMGJ Hugoton III, LLC, a company owned by Merit Energy Company, has agreed to acquire 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which hold the Fayetteville assets, for a total consideration of US$0.3 billion. Both sales are subject to the satisfaction of customary regulatory approvals and conditions precedent.

Until completion of the transactions, expected by the end of October 2018, we intend to operate five rigs in Onshore US and incur capital expenditure at an annualised rate broadly consistent with the 2018 financial year.

Onshore US assets have been classified as held for sale and are disclosed as discontinued operations. Refer to note 9 Discontinued operations of the Financial Report for further information.

News Release

Financial information for Petroleum for the 2018 and 2017 financial years is presented below excluding Onshore US.

Year ended 30 June 2018 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	568	422	247	175	740	—
Bass Strait	1,285	948	494	454	2,504	29
North West Shelf	1,400	1,058	230	828	1,574	167
Atlantis	833	666	332	334	1,307	159
Shenzi	576	470	193	277	743	32
Mad Dog	229	160	50	110	947	189
Trinidad/Tobago	161	(53)	38	(91)	256	16
Algeria	234	186	28	158	37	6
Exploration	—	(516)	127	(643)	953	—
Other(5)	126	54	59	(5)	(142)	58

Total Petroleum from Group production	5,412	3,395	1,798	1,597	8,919	656	709	592

Closed mines(6)	—	(52)	—	(52)	(867)	—	—	—
Third party products	12	1	—	1	—	—	—	—

Total Petroleum	5,424	3,344	1,798	1,546	8,052	656	709	592

Adjustment for equity accounted investments(7)	(16)	(3)	(3)	—	—	—	—	—

Total Petroleum statutory result	5,408	3,341	1,795	1,546	8,052	656	709	592

Year ended 30 June 2017 (Restated) US$M	Revenue (1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit (3)
Australia Production Unit(4)	601	451	275	176	924	15
Bass Strait	1,096	824	261	563	2,981	154
North West Shelf	1,190	1,013	199	814	1,630	209
Atlantis	677	551	471	80	1,486	174
Shenzi	509	402	204	198	956	37
Mad Dog	202	155	57	98	722	113
Trinidad/Tobago	110	26	33	(7)	422	81
Algeria	212	167	34	133	22	13
Exploration	—	(471)	157	(628)	892	—
Other(5)	133	15	62	(47)	(181)	121

Total Petroleum from Group production	4,730	3,133	1,753	1,380	9,854	917	803	573

Closed mines(6)	—	(16)	—	(16)	(843)	—	—	—
Third party products	9	3	—	3	—	—	—	—

Total Petroleum	4,739	3,120	1,753	1,367	9,011	917	803	573

Adjustment for equity accounted investments(7)	(17)	(3)	(3)	—	—	—	—	—

Total Petroleum statutory result	4,722	3,117	1,750	1,367	9,011	917	803	573

(1)

Total Petroleum statutory result Revenue includes: crude oil US$2,933 million (2017: US$2,528 million), natural gas US$1,124 million (2017: US$1,029 million), LNG US$920 million (2017: US$858 million), NGL US$294 million (2017: US$265 million) and other US$137 million which includes third party products (2017: US$42 million).

(2)	Includes US$193 million of capitalised exploration (2017: US$332 million).
(3)	Includes US$76 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2017: US$102 million).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK, Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)	Comprises closed mining and smelting operations in Canada and the United States. Petroleum manages the closed mines due to their geographic location.
(7)

Total Petroleum statutory result Revenue excludes US$16 million (2017: US$17 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$3 million (2017: US$3 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

BHP Results for the year ended 30 June 2018

Copper

Underlying EBITDA for the 2018 financial year increased by US$3.0 billion to US$6.5 billion.

US$M
Underlying EBITDA for the year ended 30 June 2017	3,545

Net price impact(1)	2,302
Change in volumes: productivity	959
Change in controllable cash costs	(924)
Change in other costs:
Exchange rates	(156)
Inflation	(166)
Non-cash(2)	417
One-off items(3)	492
Other(4)	53

Underlying EBITDA for the year ended 30 June 2018	6,522

(1)	Average realised price: copper US$3.12/lb (2017: US$2.54/lb).
(2)	Non-cash includes: development stripping capitalisation and depletion.
(3)

One-off items reflects lost volumes from the 44 days of industrial action at Escondida (US$387 million) and the state-wide power outage and resultant shutdown at Olympic Dam (US$105 million) in the 2017 financial year.

(4)	Other includes: fuel and energy; other items (including profit from equity accounted investments).

Copper production for the 2018 financial year increased by 32 per cent to 1,753 kt largely due to a full year of production at Escondida following the industrial action in the previous year, supported by the ramp-up of the Los Colorados Extension (LCE) project and record production at Spence. This more than offset reduced volumes at Olympic Dam as a result of the planned smelter maintenance campaign.

We are currently experiencing an outage at the Olympic Dam acid plant following the failure of several boiler tubes and the impact is being assessed. Remediation and mitigation activities are underway, and underground mining operations continue as normal.

Controllable cash costs increased by US$924 million and include:

•	US$288 million – a change in estimated recoverable copper contained in the Escondida sulphide leach pad which benefited costs in the prior period;

•	US$176 million – increased labour and contractor costs at Olympic Dam, to support operating stability projects and expansion plans;

•	US$126 million – planned drawdown of mined ore inventory at Escondida ahead of LCE commissioning; and

•	US$89 million – unfavourable fixed cost dilution at Olympic Dam as a result of lower volumes due to the smelter maintenance campaign, partially offset by a build of run-of-mine (ROM) and anode stock.

Non-cash costs (including development stripping) decreased by US$417 million as a result of:

•	increased waste movement at Escondida and Pampa Norte reflected in higher capitalised stripping; and

•	increased underground mine capitalisation at Olympic Dam as mining expands into the Southern Mine Area.

Unit costs at our operated copper assets increased by nine per cent to US$1.25 per pound during the 2018 financial year and included a 15 per cent increase at Escondida to US$1.07 per pound. Unfavourable exchange rate movements and general inflation also impacted unit costs in the current year.

Escondida unit cost guidance for the 2019 financial year is expected to increase to less than US$1.15 per pound (based on an exchange rate of USD/CLP 663), reflecting the inclusion of costs to settle labour negotiations. A decrease in average concentrator head grade of more than 15 per cent, consistent with the mine plan, and an increase in the usage of higher cost desalinated water is forecast to be offset by improved labour productivity and maintenance optimisation strategies. A lower mining cost per tonne of material moved is expected as continued improvements in truck runtime, labour productivity and targeted maintenance supports higher throughput from three concentrators.

News Release

Escondida (US$M)	H2 FY18	H1 FY18	FY18	FY17
Revenue	4,452	4,322	8,774	4,544
Underlying EBITDA	2,403	2,518	4,921	2,397
Gross costs	2,049	1,804	3,853	2,147
Less: by-product credits	251	196	447	213
Less: freight	73	50	123	60
Less: treatment and refining charges	218	210	428	302
Net costs	1,507	1,348	2,855	1,572
Sales (kt, equity share)	631	578	1,209	767
Sales (Mlb, equity share)	1,391	1,273	2,664	1,691

Cost per pound (US$)(1)	1.08	1.06	1.07	0.93

(1)	FY18 based on exchange rates of AUD/USD 0.78 and USD/CLP 625.

During the June 2018 quarter, BHP successfully completed the negotiations with Spence Union No1 (operators and maintenance) and Cerro Colorado Union No2 (supervisors and staff) with the new agreements effective from 1 June 2018 and 1 July 2018 respectively, each valid for 36 months. On 17 August 2018, Escondida successfully completed negotiations with Union No1 and signed a new collective agreement, effective for 36 months from 1 August 2018.

On 19 June 2018, BHP entered into an agreement to sell Cerro Colorado to EMR Capital(x). The transaction is expected to close during the December 2018 quarter, subject to financing and customary closing conditions.

Financial information for Copper for the 2018 and 2017 financial years is presented below.

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	8,774	4,921	1,601	3,320	13,666	997
Pampa Norte(2)	1,831	924	298	626	1,967	757
Antamina(3)	1,438	955	111	844	1,313	183
Olympic Dam	1,255	267	228	39	6,937	669
Other(3)(4)	—	(193)	8	(201)	(204)	5

Total Copper from Group production	13,298	6,874	2,246	4,628	23,679	2,611

Third party products	1,427	60	—	60	—	—

Total Copper	14,725	6,934	2,246	4,688	23,679	2,611	53	53

Adjustment for equity accounted investments(5)	(1,438)	(412)	(113)	(299)	—	(183)	—	—

Total Copper statutory result	13,287	6,522	2,133	4,389	23,679	2,428	53	53

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	4,544	2,397	996	1,401	14,972	999
Pampa Norte(2)	1,401	620	314	306	1,662	213
Antamina(3)	1,119	664	114	550	1,265	188
Olympic Dam	1,287	284	224	60	6,367	267
Other(3)(4)	—	(118)	7	(125)	(166)	5

Total Copper from Group production	8,351	3,847	1,655	2,192	24,100	1,672

Third party products	1,103	23	—	23	—	—

Total Copper	9,454	3,870	1,655	2,215	24,100	1,672	44	44

Adjustment for equity accounted investments(5)	(1,119)	(325)	(116)	(209)	—	(188)	—	—

Total Copper statutory result	8,335	3,545	1,539	2,006	24,100	1,484	44	44

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina and Resolution are equity accounted investments and their financial information presented above, with the exception of net operating assets, reflects BHP’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution.
(5)

Total Copper statutory result Revenue excludes US$1,438 million (2017: US$1,119 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$113 million (2017: US$116 million) D&A and US$299 million (2017: US$209 million) net finance costs and taxation expense related to Antamina and Resolution that are also included in Underlying EBIT. Total Copper statutory result Capital expenditure excludes US$183 million (2017: US$188 million) related to Antamina.

BHP Results for the year ended 30 June 2018

Iron Ore

Underlying EBITDA for the 2018 financial year decreased by US$147 million to US$8.9 billion.

US$M
Underlying EBITDA for the year ended 30 June 2017	9,077

Net price impact(1)	(432)
Change in volumes: productivity	293
Change in controllable cash costs	275
Change in other costs:
Exchange rates	(14)
Inflation	(87)
Other(2)	(182)

Underlying EBITDA for the year ended 30 June 2018	8,930

(1)	Average realised price: iron ore US$56.71/wmt, FOB (2017: US$58.42/wmt, FOB).
(2)	Other includes: fuel and energy; non-cash and other items.

Iron ore production for the 2018 financial year increased by three per cent to a record 238 Mt(Xi) as a result of improved productivity and stability across the supply chain, and production records at Jimblebar and Mining Area C.

Controllable cash costs decreased by US$275 million reflecting continued reductions in labour and maintenance costs through improved equipment productivity and maintenance strategies.

WAIO unit costs declined by two per cent to US$14.26 per tonne (or US$13.03 per tonne on a C1 basis excluding third party royalties(2)) despite the impact of a stronger Australian dollar. In local currency terms, WAIO unit costs declined by five per cent.

Unit cost guidance for the 2019 financial year remains broadly unchanged at less than US$14 per tonne (based on an exchange rate of AUD/USD 0.75). A program of work to optimise maintenance schedules across our supply chain and improve port reliability and performance is planned for the September 2018 quarter and is expected to negatively impact unit costs in this period. In the medium term, we expect to lower our unit costs to less than US$13 per tonne.

WAIO unit costs (US$M)	H2 FY18	H1 FY18	FY2018	FY2017
Revenue	7,479	7,117	14,596	14,395
Underlying EBITDA	4,604	4,265	8,869	9,001
Gross costs	2,875	2,852	5,727	5,394
Less: freight	650	626	1,276	983
Less: royalties	571	504	1,075	1,035
Net costs	1,654	1,722	3,376	3,376
Sales (kt, equity share)	121,228	115,543	236,771	231,208

Cost per tonne (US$)(1)	13.64	14.90	14.26	14.60

Cost per tonne on a C1 basis excluding third party royalties (US$)(2)	12.41	13.68	13.03	13.36

(1)	FY18 based on an average exchange rate of AUD/USD 0.78.
(2)

Excludes third party royalties of US$0.74 per tonne (2017: US$0.72 per tonne), exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income.

On 14 June 2018, the BHP Board approved US$2.9 billion (BHP share; US$3.4 billion 100 per cent) in capital expenditure for the South Flank project. The capital cost fits within WAIO’s previously indicated average annual sustaining capital expenditure of approximately US$4 per tonne over the next five years, with actual sustaining capital expenditure highly variable in any given year during the development of South Flank. The South Flank project will fully replace production from the 80 Mtpa (100 per cent basis) Yandi mine, with first ore targeted in the 2021 calendar year. South Flank will contribute to an increase in WAIO’s average iron grade from 61 per cent to 62 per cent, and the overall proportion of lump from 25 per cent to approximately 35 per cent. It is expected to have a strip ratio in line with the WAIO average.

News Release

Financial information for Iron Ore for the 2018 and 2017 financial years is presented below.

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,596	8,869	1,721	7,148	19,406	1,047
Samarco(1)	—	—	—	—	(1,278)	—
Other(2)	160	60	14	46	192	27

Total Iron Ore from Group production	14,756	8,929	1,735	7,194	18,320	1,074

Third party products(3)	54	1	—	1	—	—

Total Iron Ore	14,810	8,930	1,735	7,195	18,320	1,074	84	44

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	14,810	8,930	1,735	7,195	18,320	1,074	84	44

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	14,395	9,001	1,873	7,128	20,040	716
Samarco(1)	—	—	—	—	(1,049)	—
Other(2)	148	53	7	46	184	89

Total Iron Ore from Group production	14,543	9,054	1,880	7,174	19,175	805

Third party products(3)	81	23	—	23	—	—

Total Iron Ore	14,624	9,077	1,880	7,197	19,175	805	94	70

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	14,624	9,077	1,880	7,197	19,175	805	94	70

(1)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(2)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(3)	Includes inter-segment and external sales of contracted gas purchases.

BHP Results for the year ended 30 June 2018

Coal

Underlying EBITDA for the 2018 financial year increased by US$613 million to US$4.4 billion.

US$M
Underlying EBITDA for the year ended 30 June 2017	3,784

Net price impact(1)	1,095
Change in volumes: productivity	(189)
Change in controllable cash costs	(430)
Change in other costs:
Exchange rates	(55)
Inflation	(77)
One-off items(2)	227
Other(3)	42

Underlying EBITDA for the year ended 30 June 2018	4,397

(1)	Average realised price: hard coking coal US$194.59/t (2017: US$179.83/t); weak coking coal US$131.70/t (2017: US$121.32/t); thermal coal US$86.94/t (2017: US$74.67/t).
(2)	One-off items reflects: impact from lower volumes following Cyclone Debbie in the 2017 financial year.
(3)	Other includes: fuel and energy; ceased and sold operations; other items (including profit from equity accounted investments).

Metallurgical coal production increased by seven per cent to a record 43 Mt(xi) as record stripping performance, increased truck hours and higher wash-plant utilisation from low-cost debottlenecking activities offset lower volumes from Broadmeadow and Blackwater (negative impact of US$263 million). Operational conditions at Broadmeadow and Blackwater improved significantly in the June 2018 quarter. One-off items reflects the impact of lower volumes as a result of Cyclone Debbie in the prior year.

Energy coal production was flat at 29 Mt(xi) as a strong performance at New South Wales Energy Coal (NSWEC) was partially offset by the impacts of wet weather and higher strip ratio areas being mined at Cerrejón.

Controllable cash costs increased by US$430 million and include:

•	US$150 million – unfavourable fixed cost dilution from reduced volumes at Broadmeadow and Blackwater;

•	US$109 million – additional contractor stripping fleet costs and debottlenecking activities;

•	US$63 million – increased maintenance costs due to a higher number of planned shutdowns and major component replacements; and

•	US$45 million – increased contractor costs from the re-opening of the Ayredale Pit at NSWEC.

Queensland Coal unit costs increased by 14 per cent to US$68 per tonne, including the impact of a stronger Australian dollar. Unit cost guidance for the 2019 financial year is expected to be between US$68 and US$72 per tonne (based on an exchange rate of AUD/USD 0.75) as a result of an eight per cent increase in strip ratios, higher diesel prices, local inflationary pressures and an extensive maintenance program planned for the first half of the 2019 financial year. In the medium term, we expect to lower our unit costs to approximately US$57 per tonne.

NSWEC unit costs(vi) increased by 12 per cent to US$46 per tonne, including the impact of a stronger Australian dollar. Unit cost guidance for the 2019 financial year is expected to be between US$43 and US$48 per tonne (based on an exchange rate of AUD/USD 0.75) reflecting mine progression through geological constraints from the monocline transition, higher strip ratios and diesel prices, as well as increased contract mining costs. Geological constraints are expected to continue into the medium term, with unit costs forecast to remain at approximately US$45 per tonne during this period.

Queensland Coal (US$M)	H2 FY18	H1 FY18	FY18	FY17
Revenue	4,038	3,350	7,388	6,316
Underlying EBITDA	2,143	1,504	3,647	3,256
Gross costs	1,895	1,846	3,741	3,060
Less: freight	86	64	150	111
Less: royalties	419	321	740	631
Net costs	1,390	1,461	2,851	2,318
Sales (kt, equity share)	21,383	20,516	41,899	38,846

Cost per tonne (US$)(1)	65.00	71.21	68.04	59.67

(1)	FY18 based on an average exchange rate of AUD/USD 0.78.

News Release

On 30 May 2018, BHP announced it has entered into an arrangement to sell the Gregory Crinum mine, which was placed into care and maintenance in January 2016, to Sojitz Corporation(xii). Completion of the sale is subject to the fulfilment of conditions precedent including customary regulatory approvals, which could take several months.

Financial information for Coal for the 2018 and 2017 financial years is presented below.

Year ended 30 June 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	7,388	3,647	596	3,051	8,355	391
New Mexico	—	—	—	—	—	—
New South Wales Energy Coal(2)	1,605	652	149	503	994	18
Colombia(2)	818	395	95	300	883	54
Other(3)	—	(10)	3	(13)	(379)	—

Total Coal from Group production	9,811	4,684	843	3,841	9,853	463

Third party products	2	(1)	—	(1)	—	—

Total Coal	9,813	4,683	843	3,840	9,853	463	21	21

Adjustment for equity accounted investments(4)(5)	(924)	(286)	(128)	(158)	—	(54)	—	—

Total Coal statutory result	8,889	4,397	715	3,682	9,853	409	21	21

Year ended 30 June 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets(6)	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	6,316	3,256	605	2,651	8,581	235
New Mexico(1)	3	(6)	3	(9)	—	1
New South Wales Energy Coal(2)	1,351	525	154	371	1,080	11
Colombia(2)	749	363	96	267	873	34
Other(3)	8	(57)	4	(61)	(398)	—

Total Coal from Group production	8,427	4,081	862	3,219	10,136	281

Third party products	—	—	—	—	—	—

Total Coal	8,427	4,081	862	3,219	10,136	281	9	9

Adjustment for equity accounted investments(4)(5)	(849)	(297)	(128)	(169)	—	(35)	—	—

Total Coal statutory result	7,578	3,784	734	3,050	10,136	246	9	9

(1)	Includes the Navajo mine (divested in July 2016).
(2)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above, with the exception of net operating assets, reflects BHP’s share.
(3)	Predominantly comprises divisional activities, IndoMet Coal (divested in October 2016) and ceased operations.
(4)

Total Coal statutory result Revenue excludes US$818 million (2017: US$749 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$95 million (2017: US$96 million) D&A and US$108 million (2017: US$116 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$54 million (2017: US$34 million) related to Cerrejón.

(5)

Total Coal statutory result Revenue excludes US$106 million (2017: US$100 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$83 million (2017: US$85 million) Underlying EBITDA, US$33 million (2017: US$32 million) D&A and US$50 million (2017: US$53 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal statutory result Capital expenditure excludes US$ nil million (2017: US$1 million) related to Newcastle Coal Infrastructure Group.

(6)

Queensland Coal net operating assets have been restated to reflect ceased operations in Other on a consistent basis with the 2018 financial year. There is no change to the overall net operating assets position.

BHP Results for the year ended 30 June 2018

Group and unallocated items

Underlying EBITDA loss for Group and unallocated items decreased by US$166 million to US$7 million in the 2018 financial year, as a strong performance at Nickel West more than offset unfavourable exchange rate impacts on corporate provision balances.

Nickel West’s Underlying EBITDA increased from US$44 million to US$291 million for the 2018 financial year, predominantly due to higher prices, and improved mill utilisation and concentrator recoveries which supported record metal production.

News Release

The financial information set out on pages 29 to 48 for the year ended 30 June 2018 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2017 financial statements contained within the Annual Report of the Group. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2018 financial year compared with the 2017 financial year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use other financial measures (each of which is calculated with reference to IFRS measures) to assess our performance, which are defined below and have been calculated on a combined continuing and discontinued operations basis:

•	Free cash flow – comprises net operating cash flows less net investing cash flows.

•	Gearing ratio – represents the ratio of net debt to net debt plus net assets.

•	Net debt – comprises Interest bearing liabilities less Cash and cash equivalents for the Group at the reporting date.

(ii)

We use various alternate performance measures to reflect our underlying performance. We believe these alternate performance measures provide useful information, but should not be considered as an indication of, or as a substitute for, Attributable profit and other statutory measures as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.

We consider Underlying attributable profit to be a key measure that provides insight on the amount of profit available to distribute to shareholders, which aligns to our purpose as outlined in Our Charter. Underlying attributable profit is also the key performance indicator against which short-term incentive outcomes for our senior executives are measured and, in our view, is a relevant measure to assess the financial performance of BHP for this purpose.

Underlying EBITDA is the key alternate performance measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is more relevant to capital intensive industries with long-life assets.

Underlying attributable profit and Underlying EBITDA have been reconciled back to the appropriate statutory measure on page 8.

•

Underlying attributable profit is Profit after taxation attributable to owners of the BHP Group (also referred to as ‘Attributable profit’) excluding any exceptional items attributable to the owners of the BHP Group.

•

Underlying EBITDA is Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, and exceptional items. Underlying EBITDA includes net finance costs and taxation expense, depreciation, amortisation and impairments related to equity accounted investments of US$618 million (2017: US$540 million) and excludes exceptional items of US$509 million (2017: US$172 million) related to share of profit/(loss) from equity accounted investments.

•

Underlying EBIT is Underlying EBITDA, including depreciation, amortisation and impairments of US$6,621 million for the 2018 financial year (2017: US$6,160 million). Underlying EBIT includes net finance costs and taxation expense of US$407 million (2017: US$325 million) related to equity accounted investments and excludes exceptional items of US$509 million (2017: US$172 million) related to share of profit/(loss) from equity accounted investments.

(iii)	Further alternate performance measures are defined as follows:

•

Adjusted effective tax rate – comprises Total taxation expense excluding exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items. Management believes this measure provides useful information regarding the tax impacts from underlying operations.

•

Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

•	Underlying basic earnings per share – represents Underlying attributable profit divided by the weighted average number of basic shares.

•	Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

•

Underlying return on capital employed (ROCE) – represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Average capital employed is calculated as the average of net assets less net debt for the last two financial years.

The method of calculation of the Principal factors that affect Underlying EBITDA is as follows:

References to operation/s in each Principal factor excludes equity accounted investments which are included within ‘Other’.

•	Change in sales prices – Change in average realised price for each operation from the corresponding period to the current period, multiplied by current period volumes.

•	Price-linked costs – Change in price-linked costs for each operation from the corresponding period to the current period, multiplied by current period volumes.

•

Productivity volumes – Change in volumes for each operation not included in the Growth category from the corresponding period to the current period, multiplied by the prior year Underlying EBITDA margin. Used to determine changes in productivity in footnote (iv).

•

Growth volumes – Volume – Growth comprises Underlying EBITDA for operations that are new or acquired in the current period minus Underlying EBITDA for operations that are new or acquired in the corresponding period, change in volumes for operations identified as a Growth project from the corresponding period to the current period multiplied by the prior year Underlying EBITDA margin, and change in volume for our petroleum assets from the corresponding period to the current period multiplied by the prior year Underlying EBITDA margin.

BHP Results for the year ended 30 June 2018

•

Controllable cash costs – comprises operating cash costs and exploration and business development costs. Management believes this measure provides useful information regarding the Group’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under the Group’s control. Used to determine changes in productivity in footnote (iv).

•

Operating cash costs – Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the corresponding period to the current period.

•	Exploration and business development – Exploration and business development expense in the current period minus exploration and business development expense in the corresponding period.

•

Exchange rates – Change in exchange rate multiplied by current period local currency revenue and expenses. The majority of the Company’s selling prices are denominated in US dollars and so there is little impact of exchange rate changes on Revenue.

•

Inflation – Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

•	Fuel and energy – Fuel and energy expense in the current period minus fuel and energy expense in the corresponding period.

•	Non-cash - Includes non-cash items mainly depletion of stripping capitalised.

•

One-off items – Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

•	Asset sales – Profit/loss on the sale of assets or operations in the current period minus profit/loss on sale in the corresponding period.

•

Ceased and sold operations – Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the corresponding period.

•

Other – Share of operating profit from equity accounted investments for the period minus share of operating profit from equity accounted investments in the corresponding period and variances not explained by the above factors.

(iv)

Represents changes in controllable cash costs (refer to footnote (iii)), changes in volumes attributed to productivity (refer to definition of ‘productivity volumes’ in footnote (iii)) and changes in capitalised exploration. Changes in capitalised exploration is capitalised exploration in the current period less capitalised exploration in the prior period.

(v)

Capital and exploration expenditure represents purchases of property, plant and equipment plus exploration expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration expenditure from discontinued operations. Refer to note 9 ‘Discontinued operations’ for further information.

(vi)

Conventional petroleum unit cash costs exclude inventory movements, freight, third party, exploration and development and evaluation expense; WAIO, Queensland Coal and NSWEC unit cash costs exclude freight and royalties; Escondida unit cash costs include the grade decline and exclude freight and treatment and refining charges and are net of by-product credits. 2019 financial year and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.75 and USD/CLP 663. Other forward-looking guidance is based on internal exchange rate assumptions.

(vii)	Copper equivalent production based on 2017 financial year average realised prices.

(viii)

Balances relating to hedging derivatives of external debt included within net other financial assets/(liabilities) for the year ended 30 June 2018 was US$(0.8) billion (30 June 2017: US$(0.7) billion). The movement of US$0.1 billion primarily relates to a non-cash fair value adjustment, which offsets in net debt.

(ix)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

(x)

On 19 June 2018, BHP announced it has entered into an agreement to sell the Cerro Colorado copper mine in Chile to EMR Capital. The total cash consideration consists of US$230 million to be paid to BHP after the closing of the transaction, plus approximately US$40 million in proceeds from the post-closing sale of certain copper inventory, and a contingent payment of up to US$50 million to be paid in the future, depending upon copper price performance.

(xi)

Iron ore production and guidance excludes production from Samarco; Energy Coal production and guidance excludes production from New Mexico Coal following divestments; Metallurgical coal production and guidance excludes production from Haju following the divestment of IndoMet Coal.

(xii)

On 30 May 2018, BHP Billiton Mitsubishi Alliance (BMA) announced it has entered into an agreement to sell the Gregory Crinum coal mine in central Queensland to Sojitz Corporation for A$100 million (100 per cent basis). In addition to the sale of the mine to Sojitz, BHP will be providing appropriate funding for rehabilitation of existing areas of disturbance at the site, with all rehabilitation liabilities transferred to Sojitz on completion.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

News Release

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Non-IFRS financial information

BHP results are reported under IFRS. This release may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA, Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Principal factors that affect Underlying EBITDA, Underlying basic earnings per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries as identified in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s 30 June 2017 Annual Report on Form 20-F. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated.

BHP Results for the year ended 30 June 2018

Further information on BHP can be found at: bhp.com

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BHP

BHP

Financial Information

Year ended

30 June 2018

Financial Information

The financial information included in this document for the year ended 30 June 2018 is unaudited and has been derived from the draft financial report of the Group for the year ended 30 June 2018. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2018, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out of pages 29 to 48 for the year ended 30 June 2018 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2017 financial statements contained within the Annual Report of the Group.

The comparative figures for the financial years ended 30 June 2017 and 30 June 2016 are not the statutory accounts of the Group for those financial years. Those accounts have been reported on by the company’s auditor and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise noted. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Where applicable, comparative periods have been adjusted to disclose them on the same basis as the current period figures. The financial information for the years ended 30 June 2017 and 30 June 2016 has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the announcement of the sale of the Onshore US assets on 27 July 2018. The nature of each change reflected in the restated financial information is as follows:

All income and expense items relating to the Onshore US assets have been removed from the individual line items in the Consolidated Income Statement. The post-tax loss of the Onshore US assets is presented as a single amount in the line item entitled ‘Loss after taxation from Discontinued operations’; and

All cash flows and other items relating to the Onshore US assets have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to operating, investing and financing activities of the Onshore US assets are each disclosed in single amounts in each section of the Consolidated Cash Flow Statement.

The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

BHP Financial Information Year ended 30 June 2018

Consolidated Income Statement for the year ended 30 June 2018

			2017	2016
		2018	US$M	US$M
	Notes	US$M	Restated	Restated
Continuing operations
Revenue		43,638	36,135	28,567
Other income		247	662	432
Expenses excluding net finance costs		(28,036)	(24,515)	(24,091)
Profit/(loss) from equity accounted investments, related impairments and expenses	2	147	272	(2,104)

Profit from operations		15,996	12,554	2,804

Financial expenses		(1,567)	(1,560)	(1,150)
Financial income		322	143	137

Net finance costs	3	(1,245)	(1,417)	(1,013)

Profit before taxation		14,751	11,137	1,791

Income tax expense		(6,879)	(4,276)	(1,858)
Royalty-related taxation (net of income tax benefit)		(128)	(167)	(245)

Total taxation expense	4	(7,007)	(4,443)	(2,103)

Profit/(loss) after taxation from Continuing operations		7,744	6,694	(312)

Discontinued operations
Loss after taxation from Discontinued operations	9	(2,921)	(472)	(5,895)

Profit/(loss) after taxation from Continuing and Discontinued operations		4,823	6,222	(6,207)

Attributable to non-controlling interests		1,118	332	178
Attributable to BHP shareholders		3,705	5,890	(6,385)

Basic earnings/(loss) per ordinary share (cents)	6	69.6	110.7	(120.0)
Diluted earnings/(loss) per ordinary share (cents)	6	69.4	110.4	(120.0)
Basic earnings/(loss) from Continuing operations per ordinary share (cents)	6	125.0	119.8	(10.2)
Diluted earnings/(loss) from Continuing operations per ordinary share (cents)	6	124.6	119.5	(10.2)

The accompanying notes form part of this financial information.

Consolidated Statement of Comprehensive Income for the year ended 30 June 2018

	2018	2017	2016
	US$M	US$M	US$M
Profit/(loss) after taxation from Continuing and Discontinued operations	4,823	6,222	(6,207)
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation gains/(losses) taken to equity	11	(1)	2
Net valuation losses transferred to the income statement	—	—	1
Cash flow hedges:
Gains/(losses) taken to equity	82	351	(566)
(Gains)/losses transferred to the income statement	(215)	(432)	664
Exchange fluctuations on translation of foreign operations taken to equity	2	(1)	(1)
Exchange fluctuations on translation of foreign operations transferred to income statement	—	—	(10)
Tax recognised within other comprehensive income	36	24	(30)

Total items that may be reclassified subsequently to the income statement	(84)	(59)	60

Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes	1	36	(20)
Tax recognised within other comprehensive income	(14)	(26)	(17)

Total items that will not be reclassified to the income statement	(13)	10	(37)

Total other comprehensive (loss)/income	(97)	(49)	23

Total comprehensive income/(loss)	4,726	6,173	(6,184)

Attributable to non-controlling interests	1,118	332	176
Attributable to BHP shareholders	3,608	5,841	(6,360)

The accompanying notes form part of this financial information.

Financial Information

Consolidated Balance Sheet as at 30 June 2018

		2018	2017
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents		15,871	14,153
Trade and other receivables		3,096	2,836
Other financial assets		200	72
Inventories		3,764	3,673
Assets held for sale	9	11,939	—
Current tax assets		106	195
Other		154	127

Total current assets		35,130	21,056

Non-current assets
Trade and other receivables		180	803
Other financial assets		999	1,281
Inventories		1,141	1,095
Property, plant and equipment		67,182	80,497
Intangible assets		778	3,968
Investments accounted for using the equity method		2,473	2,448
Deferred tax assets	5	4,041	5,788
Other		69	70

Total non-current assets		76,863	95,950

Total assets		111,993	117,006

LIABILITIES
Current liabilities
Trade and other payables		5,977	5,551
Interest bearing liabilities		2,736	1,241
Liabilities held for sale	9	1,222	—
Other financial liabilities		138	394
Current tax payable		1,773	2,119
Provisions		2,025	1,959
Deferred income		118	102

Total current liabilities		13,989	11,366

Non-current liabilities
Trade and other payables		3	5
Interest bearing liabilities		24,069	29,233
Other financial liabilities		1,093	1,106
Non-current tax payable		137	—
Deferred tax liabilities	5	3,472	3,765
Provisions		8,223	8,445
Deferred income		337	360

Total non-current liabilities		37,334	42,914

Total liabilities		51,323	54,280

Net assets		60,670	62,726

EQUITY
Share capital – BHP Billiton Limited		1,186	1,186
Share capital – BHP Billiton Plc		1,057	1,057
Treasury shares		(5)	(3)
Reserves		2,290	2,400
Retained earnings		51,064	52,618

Total equity attributable to BHP shareholders		55,592	57,258
Non-controlling interests		5,078	5,468

Total equity		60,670	62,726

The accompanying notes form part of this financial information.

BHP Financial Information Year ended 30 June 2018

Consolidated Cash Flow Statement for the year ended 30 June 2018

		2017	2016
	2018	US$M	US$M
	US$M	Restated	Restated
Operating activities
Profit before taxation	14,751	11,137	1,791
Adjustments for:
Depreciation and amortisation expense	6,288	6,184	6,210
Impairments of property, plant and equipment, financial assets and intangibles	333	193	186
Net finance costs	1,245	1,417	1,013
(Profit)/loss from equity accounted investments, related impairments and expenses	(147)	(272)	2,104
Other	597	194	467
Changes in assets and liabilities:
Trade and other receivables	(662)	267	1,387
Inventories	(182)	(687)	521
Trade and other payables	719	512	(1,272)
Provisions and other assets and liabilities	7	(333)	(316)

Cash generated from operations	22,949	18,612	12,091
Dividends received	709	636	301
Interest received	290	164	128
Interest paid	(1,177)	(1,148)	(829)
Settlement of cash management related instruments	(292)	(140)	—
Net income tax and royalty-related taxation refunded	17	337	435
Net income tax and royalty-related taxation paid	(4,935)	(2,585)	(2,286)

Net operating cash flows from Continuing operations	17,561	15,876	9,840

Net operating cash flows from Discontinued operations	900	928	785

Net operating cash flows	18,461	16,804	10,625

Investing activities
Purchases of property, plant and equipment	(4,979)	(3,697)	(5,707)
Exploration expenditure	(874)	(966)	(752)
Exploration expenditure expensed and included in operating cash flows	641	610	419
Net investment and funding of equity accounted investments	204	(234)	(217)
Proceeds from sale of assets	89	529	93
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	—	187	166
Other investing	(141)	(153)	(20)

Net investing cash flows from Continuing operations	(5,060)	(3,724)	(6,018)

Net investing cash flows from Discontinued operations	(861)	(437)	(1,227)

Net investing cash flows	(5,921)	(4,161)	(7,245)

Financing activities
Proceeds from interest bearing liabilities	528	1,577	7,239
(Settlements)/proceeds from debt related instruments	(218)	36	156
Repayment of interest bearing liabilities	(4,188)	(7,114)	(2,781)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	(171)	(108)	(106)
Dividends paid	(5,220)	(2,921)	(4,130)
Dividends paid to non-controlling interests	(1,582)	(575)	(62)

Net financing cash flows from Continuing operations	(10,851)	(9,105)	316

Net financing cash flows from Discontinued operations	(40)	(28)	(32)

Net financing cash flows	(10,891)	(9,133)	284

Net increase in cash and cash equivalents from Continuing operations	1,650	3,047	4,138
Net (decrease)/increase in cash and cash equivalents from Discontinued operations	(1)	463	(474)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	14,108	10,276	6,613
Foreign currency exchange rate changes on cash and cash equivalents	56	322	(1)

Cash and cash equivalents, net of overdrafts, at the end of the financial year	15,813	14,108	10,276

The accompanying notes form part of this financial information.

Financial Information

Consolidated Statement of Changes in Equity for the year ended 30 June 2018

	Attributable to BHP shareholders
	Share capital		Treasury shares				Total equity
	BHP	BHP	BHP	BHP			attributable to	Non-
	Billiton	Billiton	Billiton	Billiton		Retained	BHP	controlling	Total
US$M	Limited	Plc	Limited	Plc	Reserves	earnings	shareholders	interests	equity
Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Total comprehensive income	—	—	—	—	(87)	3,695	3,608	1,118	4,726

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(159)	(12)	—	—	(171)	—	(171)
Employee share awards exercised net of employee contributions	—	—	156	13	(139)	(30)	—	—	—
Employee share awards forfeited	—	—	—	—	(2)	2	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	123	—	123	—	123
Distribution to non-controlling interests	—	—	—	—	—	—	—	(14)	(14)
Dividends	—	—	—	—	—	(5,221)	(5,221)	(1,499)	(6,720)
Transfer to non-controlling interests	—	—	—	—	(5)	—	(5)	5	—

Balance as at 30 June 2018	1,186	1,057	(5)	—	2,290	51,064	55,592	5,078	60,670

Balance as at 1 July 2016	1,186	1,057	(7)	(26)	2,538	49,542	54,290	5,781	60,071

Total comprehensive income	—	—	—	—	(59)	5,900	5,841	332	6,173

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(105)	(3)	—	—	(108)	—	(108)
Employee share awards exercised net of employee contributions	—	—	110	28	(167)	29	—	—	—
Employee share awards forfeited	—	—	—	—	(18)	18	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	106	—	106	—	106
Distribution to non-controlling interests	—	—	—	—	—	—	—	(16)	(16)
Dividends	—	—	—	—	—	(2,871)	(2,871)	(601)	(3,472)
Divestment of subsidiaries, operations and joint operations	—	—	—	—	—	—	—	(28)	(28)

Balance as at 30 June 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Balance as at 1 July 2015	1,186	1,057	(19)	(57)	2,557	60,044	64,768	5,777	70,545

Total comprehensive loss	—	—	—	—	60	(6,420)	(6,360)	176	(6,184)

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(106)	—	—	—	(106)	—	(106)
Employee share awards exercised net of employee contributions	—	—	118	31	(193)	46	2	—	2
Employee share awards forfeited	—	—	—	—	(26)	26	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	140	—	140	—	140
Dividends	—	—	—	—	—	(4,154)	(4,154)	(172)	(4,326)

Balance as at 30 June 2016	1,186	1,057	(7)	(26)	2,538	49,542	54,290	5,781	60,071

The accompanying notes form part of this financial information.

BHP Financial Information Year ended 30 June 2018

Notes to the Financial Information

1.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Financial Statements. Such items included within the Group’s profit for the year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 9 Discontinued operations:

	Gross	Tax	Net
Year ended 30 June 2018	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(650)	—	(650)
US tax reform	—	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$650 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2018	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil Ltda and other BHP entities in relation to the Samarco dam failure	(57)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure	(80)
Samarco dam failure provision	(429)
Net finance costs	(84)

Total(1)	(650)

(1)	Refer to note 8 Significant events – Samarco dam failure for further information.

US tax reform

On 22 December 2017, the US President signed the Tax Cuts and Jobs Act (the TCJA) into law. The TCJA (effective 1 January 2018) includes a broad range of tax reforms affecting the Group, including, but not limited to, a reduction in the US corporate tax rate from 35 per cent to 21 per cent and changes to international tax provisions.

Following enactment of the TCJA, the Group has recognised an exceptional income tax charge of US$2,320 million, primarily relating to the reduced US corporate income tax rate, which resulted in re-measurement of the Group’s deferred tax position and impairment of foreign tax credits due to reduced forecast utilisation, together with tax charges on the deemed repatriation of accumulated earnings of non-US subsidiaries.

Year ended 30 June 2018	US$M
Re-measurement of deferred taxes as a result of reduced US corporate income tax rate	(1,390)
Impairment of foreign tax credits	(834)
Net impact of tax charges on deemed repatriation of accumulated earnings of non-US subsidiaries(1)	(194)
Recognition of Alternative Minimum Tax Credits	95
Other impacts	3

Total(2)	(2,320)

(1)	Includes US$(134) million to be settled over a period greater than 12 months and classified within non-current tax payable on the face of the balance sheet.
(2)	Refer to note 4 Income tax expense for further information.

	Gross	Tax	Net
Year ended 30 June 2017	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(381)	—	(381)
Escondida industrial action	(546)	179	(367)
Cancellation of the Caroona exploration licence	164	(49)	115
Withholding tax on Chilean dividends	—	(373)	(373)

Total	(763)	(243)	(1,006)

Attributable to non-controlling interests – Escondida industrial action	(232)	68	(164)
Attributable to BHP shareholders	(531)	(311)	(842)

Financial Information

1.	Exceptional items (continued)

	Gross	Tax	Net
Year ended 30 June 2016	US$M	US$M	US$M
Exceptional items by category
Samarco dam failure	(2,450)	253	(2,197)
Global taxation matters	(70)	(500)	(570)

Total	(2,520)	(247)	(2,767)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(2,520)	(247)	(2,767)

2.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the			Profit/(loss) from equity
				accounted investments, related
	Group’s reporting date(1)			impairments and expenses
	2018	2017	2016	2018	2017	2016
	%	%	%	US$M	US$M	US$M
Share of operating profit/(loss) of equity accounted investments:
Cerrejón	33.33	33.33	33.33	192	129	(24)
Compañia Minera Antamina SA	33.75	33.75	33.75	544	341	203
Samarco Mineração SA(2)(3)	50.00	50.00	50.00	(80)	(134)	(1,091)
Other				(80)	(26)	(39)

Share of operating profit/(loss) of equity accounted investments				576	310	(951)

Samarco dam failure provision expense(2)				(429)	(38)	(628)

Impairment of Samarco Mineração SA				—	—	(525)

Profit/(loss) from equity accounted investments, related impairments and expenses				147	272	(2,104)

(1)	The ownership interest at the Group’s and the associates and joint venture entities’ reporting dates are the same.
(2)

Refer to note 8 Significant events – Samarco dam failure for further information. Financial impacts of US$(650) million from the Samarco dam failure relates to US$(80) million share of loss from US$(80) million funding provided during the period, US$(57) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(84) million amortisation of discounting impacting net finance costs, US$(560) million change in estimate and US$131 million exchange translation.

(3)

As the carrying value has been previously written down to US$ nil, any additional share of Samarco’s losses are only recognised to the extent BHP Billiton Brasil Ltda has an obligation to fund the losses or investment funding is provided. BHP Billiton Brasil Ltda has provided US$(80) million funding during the period and recognised additional share of losses of US$(80) million.

3.	Net finance costs

	Year ended	Year ended	Year ended
	30 June 2018	30 June 2017	30 June 2016
	US$M	US$M	US$M
Financial expenses
Interest on bank loans, overdrafts and all other borrowings	1,168	1,130	969
Interest capitalised at 4.24% (2017: 3.25%; 2016: 2.61%)(1)	(139)	(113)	(123)
Discounting on provisions and other liabilities	414	450	304
Fair value change on hedged loans	(265)	(1,185)	1,444
Fair value change on hedging derivatives	329	1,244	(1,448)
Exchange variations on net debt	(19)	(23)	(24)
Other financial expenses	79	57	28

	1,567	1,560	1,150

Financial income
Interest income	(322)	(143)	(137)

Net finance costs	1,245	1,417	1,013

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$42 million (2017: US$34 million; 2016: US$37 million).

BHP Financial Information Year ended 30 June 2018

4.	Income tax expense

	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M	Year ended 30 June 2016 US$M
Total taxation expense comprises:
Current tax expense	5,052	4,412	2,621
Deferred tax expense/ (benefit)	1,955	31	(518)

	7,007	4,443	2,103

	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M	Year ended 30 June 2016 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	14,751	11,137	1,791

Tax on profit at Australian prima facie tax rate of 30 per cent	4,425	3,341	537

Impact of US tax reform
Tax on remitted and unremitted foreign earnings(1)	194	—	—
Non-tax effected operating losses and capital gains	834	—	—
Tax rate changes	1,390	—	—
Recognition of previously unrecognised tax assets	(95)	—	—
Other	(3)	—	—

Subtotal	2,320	—	—
Other items not related to US tax reform
Tax on remitted and unremitted foreign earnings	401	478	(376)
Non-tax effected operating losses and capital gains	721	242	457
Tax rate changes	(79)	25	14
Amounts (over)/under provided in prior years	(51)	175	(4)
Foreign exchange adjustments	(152)	88	125
Investment and development allowance	(180)	(53)	(36)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses(2)	(44)	(82)	631
Recognition of previously unrecognised tax assets	(170)	(21)	(36)
Impact of tax rates applicable outside of Australia	(484)	(136)	5
Other	172	219	541

Income tax expense	6,879	4,276	1,858

Royalty-related taxation (net of income tax benefit)	128	167	245

Total taxation expense	7,007	4,443	2,103

(1)	Comprising US$797 million repatriation tax and US$603 million of previously unrecognised tax credits.
(2)	The profit from equity accounted investments and related expenses is net of income tax. This item removes the prima facie tax effect on such profits and related expenses.

The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes, particularly in relation to the Group’s cross-border operations and transactions.

US tax reform

As per note 1 Exceptional items, the impact of the TCJA has been included in the Financial Statements. The TCJA includes a number of complex provisions, the application of which are potentially subject to further implementation and regulatory guidance, and possible elections. Judgements are required about the application of the TCJA and its interaction with income tax accounting principles.

5.	Deferred tax balances

The movement for the period in the Group’s net deferred tax position is as follows:

	2018 US$M	2017 US$M	2016 US$M
Net deferred tax asset/(liability)
At the beginning of the financial year	2,023	1,823	(1,681)
Income tax (charge)/credit recorded in the income statement(1)	(1,445)	188	3,508
Income tax credit/(charge) recorded directly in equity	17	12	(25)
Other movement	(26)	—	21

At the end of the financial year	569	2,023	1,823

(1)	Includes Discontinued operations income tax credit to the income statement of US$510 million (2017: US$219 million; 2016: US$2,990 million).

Financial Information

5.	Deferred tax balances (continued)

The composition of the Group’s net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement
	2018	2017	2018	2017	2018	2017	2016
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Type of temporary difference
Depreciation	(2,756)	(3,454)	1,356	1,411	(752)	391	(2,282)
Exploration expenditure	492	543	—	—	51	(22)	(3)
Employee benefits	321	379	(2)	3	31	(37)	56
Closure and rehabilitation	1,627	1,809	(194)	(230)	218	(151)	36
Resource rent tax	468	559	1,328	1,614	(194)	(189)	(8)
Other provisions	141	131	(2)	(1)	(11)	14	8
Deferred income	21	(2)	—	(10)	(13)	3	(49)
Deferred charges	(374)	(443)	272	322	(119)	(77)	62
Investments, including foreign tax credits	546	1,145	691	648	615	(17)	(284)
Foreign exchange gains and losses	(120)	(87)	16	69	(20)	(77)	(310)
Tax losses	3,758	5,352	—	—	1,595	(381)	(809)
Other	(83)	(144)	7	(61)	44	355	75

Total	4,041	5,788	3,472	3,765	1,445	(188)	(3,508)

The Group had unrecognised deferred tax assets of US$1,659 million at 30 June 2018 (2017: US$856 million) and unrecognised deferred tax liabilities of US$2,216 million (2017: US$2,500 million) associated with investments in subsidiaries. The Group’s unrecognised deferred tax assets increased by US$834 million and unrecognised deferred tax liabilities decreased by US$192 million due to the impact of US tax reform.

6.	Earnings per share

	Year ended 30 June 2018	Year ended 30 June 2017	Year ended 30 June 2016
Earnings/(loss) attributable to BHP shareholders (US$M)
- Continuing operations	6,652	6,375	(539)
- Total	3,705	5,890	(6,385)
Weighted average number of shares (Million)
- Basic(1)	5,323	5,323	5,322
- Diluted(2)	5,337	5,336	5,322
Basic earnings/(loss) per ordinary share (US cents)(3)
- Continuing operations	125.0	119.8	(10.2)
- Total	69.6	110.7	(120.0)
Diluted earnings/(loss) per ordinary share (US cents)(3)
- Continuing operations	124.6	119.5	(10.2)
- Total	69.4	110.4	(120.0)

(1)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Billiton Limited and BHP Billiton Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Limited Employee Equity Trust.

(2)

For the purposes of calculating diluted earnings per share, the effect of 14 million of dilutive shares has been taken into account for the year ended 30 June 2018 (2017: 13 million shares; 2016: nil). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2016 and therefore its impact has been excluded from the diluted earnings per share calculation.

At 30 June 2018, there are no instruments which are considered antidilutive (2017: nil).

(3)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.

BHP Financial Information Year ended 30 June 2018

7. Dividends

	Year ended 30 June 2018		Year ended 30 June 2017		Year ended 30 June 2016
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period(1)
Prior year final dividend	43.0	2,291	14.0	749	62.0	3,299
Interim dividend	55.0	2,930	40.0	2,130	16.0	855

	98.0	5,221	54.0	2,879	78.0	4,154

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2017: 5.5 per cent; 2016: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the year-end, on 21 August 2018, BHP Billiton Limited and BHP Billiton Plc determined a final dividend of 63.0 US cents per share (US$3,354 million), which will be paid on 25 September 2018 (2017: final dividend of 43.0 US cents per share – US$2,289 million; 2016: final dividend of 14.0 US cents per share – US$746 million).

At 30 June 2018, BHP Billiton Limited had 3,212 million ordinary shares on issue and held by the public and BHP Billiton Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Billiton Limited were held by BHP Billiton Plc at 30 June 2018 (2017: nil; 2016: nil).

The Dual Listed Company merger terms require that ordinary shareholders of BHP Billiton Limited and BHP Billiton Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2018	2017	2016
	US$M	US$M	US$M
Franking credits as at 30 June	10,400	10,155	9,640
Franking credits arising from the payment of current tax	1,330	1,239	81

Total franking credits available(1)	11,730	11,394	9,721

(1)	The payment of the final 2018 dividend determined after 30 June 2018 will reduce the franking account balance by US$867 million.

8. Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure).

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Billiton Brasil) and Vale S.A. (Vale). BHP Billiton Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Billiton Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Billiton Brasil recognises its 50 per cent share of Samarco’s profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Billiton Brasil has an obligation to fund the losses, or when future investment funding is provided. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Billiton Brasil or other BHP entities are recognised 100 per cent in the Group’s results.

Financial Information

8. Significant events – Samarco dam failure (continued)

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2018 are shown in the table below and have been treated as an exceptional item.

	Year ended 30 June 2018	Year ended 30 June 2017	Year ended 30 June 2016
Financial impacts of Samarco dam failure	US$M	US$M	US$M
Income statement
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil and other BHP entities in relation to the Samarco dam failure(1)(2)	(57)	(82)	(70)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure(2)(3)	(80)	(134)	(655)
Impairment of the carrying value of the investment in Samarco(3)	—	—	(525)
Samarco dam failure provision(2)(3)	(429)	(38)	(1,200)

Loss from operations	(566)	(254)	(2,450)
Net finance costs	(84)	(127)	—

Loss before taxation	(650)	(381)	(2,450)
Income tax benefit	—	—	253

Loss after taxation	(650)	(381)	(2,197)

Balance sheet movement
Trade and other payables	4	(3)	(11)
Investments accounted for using the equity method	—	—	(1,180)
Deferred tax assets	—	—	(158)
Provisions	(228)	143	(1,200)
Deferred tax liabilities	—	—	411

Net (liabilities)/assets	(224)	140	(2,138)

	Year ended 30 June 2018	Year ended 30 June 2017	Year ended 30 June 2016
	US$M	US$M	US$M
Cash flow statement
Loss before taxation	(650)	(381)	(2,450)
Adjustments for:
Share of loss relating to the Samarco dam failure(2)(3)	80	134	655
Impairment of the carrying value of the investment in Samarco(3)	—	—	525
Samarco dam failure provision(2)(3)	429	38	1,200
Net finance costs(2)	84	127	—
Changes in assets and liabilities:
Trade and other payables	(4)	3	11

Net operating cash flows	(61)	(79)	(59)

Net investment and funding of equity accounted investments(4)	(365)	(442)	—

Net investing cash flows	(365)	(442)	—

Net decrease in cash and cash equivalents	(426)	(521)	(59)

(1)	Includes legal and advisor costs incurred.
(2)

Financial impacts of US$(650) million from the Samarco dam failure relates to US$(80) million share of loss from US$(80) million funding provided during the period, US$(57) million direct costs incurred by BHP Billiton Brasil Ltda and other BHP entities, US$(84) million amortisation of discounting impacting net finance costs, US$(560) million change in estimate and US$131 million exchange translation.

(3)

At 30 June 2016, BHP Billiton Brasil Ltda adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment) and recognised a provision of US$(1,200) million for obligations under the Framework Agreement. US$(572) million of the US$(1,200) million provision represents an additional share of loss from Samarco with the remaining US$(628) million recognised as a provision expense.

(4)

Includes US$(80) million funding provided during the period and US$(285) million utilisation of the Samarco dam failure provision, of which US$(281) million allowed for the continuation of reparatory and compensatory programs in relation to the Framework Agreement and a further US$(4) million for dam stabilisation and expert costs.

BHP Financial Information Year ended 30 June 2018

8. Significant events – Samarco dam failure (continued)

Equity accounted investment in Samarco

BHP Billiton Brasil’s investment in Samarco remains at US$ nil. BHP Billiton Brasil provided US$80 million funding under a working capital facility during the period and recognised additional share of losses of US$80 million. No dividends have been received by BHP Billiton Brasil from Samarco during the period. Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

Provision for Samarco dam failure

	2018	2017
	US$M	US$M
At the beginning of the financial year	1,057	1,200
Movement in provision	228	(143)
Comprising:
Utilised	(285)	(308)
Adjustments charged to the income statement:
Change in estimate	560	60
Amortisation of discounting impacting net finance costs	84	127
Exchange translation	(131)	(22)

At the end of the financial year	1,285	1,057

Comprising:
Current	313	310
Non-current	972	747

At the end of the financial year	1,285	1,057

Dam failure provisions and contingencies

As at 30 June 2018, BHP Billiton Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:

Environment and socio-economic remediation

Framework Agreement

On 2 March 2016, BHP Billiton Brasil, together with Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of Vale and BHP Billiton Brasil has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

On 29 June 2018, BHP Billiton Brasil announced funding of US$158 million to support Fundação Renova for the six months to 31 December 2018, in the event Samarco does not meet its funding obligations under the Framework Agreement. Any support to Fundação Renova provided by BHP Billiton Brasil will be offset against the provision for the Samarco dam failure.

Financial Information

8. Significant events – Samarco dam failure (continued)

On 25 June 2018 a Governance Agreement (defined below), was entered into providing for the settlement of the R$20 billion (approximately US$5.2 billion) public civil claim, suspension of the R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim for 24 months, partial ratification of the Framework Agreement and a formal declaration that the Framework Agreement remains valid for the signing parties. On 8 August 2018 the 12th Federal Court of Minas Gerais ratified the Governance Agreement.

Mining and processing operations remain suspended following the dam failure. Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and timing of ongoing future operations remain. In light of these uncertainties and based on currently available information, at 30 June 2018, BHP Billiton Brasil’s provision for its obligations under the Framework Agreement is US$1.3 billion before tax and after discounting (30 June 2017:US$1.1 billion).

Key judgements and estimates

The measurement of the provision requires the use of significant judgements, estimates and assumptions.

The provision reflects the estimated remaining costs to complete Programs under the Framework Agreement, of which 65 per cent are expected to be incurred by December 2020.

The provision may be affected by factors including, but not limited to:

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis and community participation required under the Preliminary Agreement and Governance Agreement;

•	the outcome of ongoing negotiations with State and Federal Prosecutors;

•	actual costs incurred;

•	resolution of uncertainty in respect of operational restart;

•	updates to discount and foreign exchange rates;

•	resolution of existing and potential legal claims;

•	the status of the Framework Agreement and the renegotiation process established in the Governance Agreement.

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in future reporting periods.

Preliminary Agreement

On 18 January 2017, BHP Billiton Brasil, together with Samarco and Vale, entered into a Preliminary Agreement with the Federal Prosecutors’ Office in Brazil, which outlines the process and timeline for further negotiation towards a settlement regarding the R$20 billion (approximately US$5.2 billion) public civil claim and R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim relating to the dam failure.

The Preliminary Agreement provides for the appointment of experts to advise the Federal Prosecutors in relation to social and environmental remediation and the assessment and monitoring of programs under the Framework Agreement. The expert advisors’ conclusions are not binding on BHP Billiton Brasil, Samarco or Vale but will be considered in the negotiation of a final settlement arrangement with the Federal Prosecutors.

Under the Preliminary Agreement, BHP Billiton Brasil, Samarco and Vale agreed interim security (Interim Security) comprising R$1.3 billion (approximately US$335 million) in insurance bonds, R$100 million (approximately US$25 million) in liquid assets, a charge of R$800 million (approximately US$210 million) over Samarco’s assets, and R$200 million (approximately US$50 million) to be allocated within the next four years through existing Framework Agreement programs in the Municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.

BHP Financial Information Year ended 30 June 2018

8. Significant events – Samarco dam failure (continued)

On 24 January 2017, BHP Billiton Brasil, Samarco and Vale provided the Interim Security to the Court, which was to remain in place until the earlier of 30 June 2017 and the date that a final settlement arrangement was agreed between the Federal Prosecutors, and BHP Billiton Brasil, Vale and Samarco. Following a series of extensions, on 25 June 2018 the parties reached an agreement in the form of the Governance Agreement (summarised below).

Governance Agreement

On 25 June 2018, BHP Billiton Brasil, Samarco, Vale, the other parties to the Framework Agreement, the Public Prosecutors Office and the Public Defence Office agreed an arrangement which settles the R$20 billion (approximately US$5.2 billion) public civil claim, enhances community participation in decisions related to Programs under the Framework Agreement and establishes a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim (Governance Agreement).

Renegotiation of the Programs will be based on certain agreed principles such as full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by BHP Billiton Brasil, Samarco and Vale, consideration of findings from experts appointed by Prosecutors and consideration of feedback from impacted communities. During the renegotiation period and up until revisions to the Programs are agreed, the Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

The Governance Agreement was ratified by the 12th Federal Court of Minas Gerais on 8 August 2018 settling the R$20 billion (approximately US$5.2 billion) public civil claim and suspending the R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim for a period of two years from the date of ratification.

Interim Security provided under the Preliminary Agreement is maintained for a period of 30 months under the Governance Agreement, after which BHP Billiton Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$570 million).

Legal

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Public civil claim

Among the claims brought against BHP Billiton Brasil, was a public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (approximately US$5.2 billion) in aggregate for clean-up costs and damages.

Ratification of the Governance Agreement on 8 August 2018 settled this public civil claim, including a R$1.2 billion (approximately US$310 million) injunction order.

Federal Public Prosecution Office claim

BHP Billiton Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$40 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$2 billion) injunction request. Suspension of the claim continues for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018.

Financial Information

8. Significant events – Samarco dam failure (continued)

United States class action complaint

In February 2016, a putative class action complaint (Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of American Depositary Receipts (Plaintiffs) of BHP Billiton Limited and BHP Billiton Plc (Defendants) between 25 September 2014 and 30 November 2015 against BHP Billiton Limited and BHP Billiton Plc and certain of its current and former executive officers and directors.

Claims against current and former executive officers were subsequently dismissed. On 6 August 2018 the parties reached an in-principle settlement agreement of US$50 million to resolve all claims with no admission of liability by the Defendants. The agreement is subject to Court approval. BHP expects to recover the majority of the settlement payment under its external insurance arrangements (refer BHP Insurance below).

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of all purchasers of Samarco’s ten-year bond notes (Plaintiff) due 2022-2024 between 31 October 2012 and 30 November 2015 against Samarco and the former chief executive officer of Samarco (Defendants).

The Complaint was subsequently amended to include BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Brasil Ltda, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Billiton Brasil Ltda’s nominees to the Samarco Board (Defendants). On 5 April 2017, the Plaintiff dismissed the claims against the individuals. The remaining corporate defendants filed a joint motion to dismiss the Plaintiff’s Complaint on 26 June 2017.

On 7 March 2018, the District Court granted the Defendants’ motion to dismiss the Complaint, however, the District Court granted the Plaintiff leave to file a second amended Complaint, which it did on 21 March 2018. On 21 May 2018, the Defendants moved to dismiss the Complaint. The Defendants’ motion is pending before the District Court.

The amount of damages sought by the Plaintiff on behalf of the putative class is unspecified.

Australian class action complaint

On 31 May 2018, a shareholder class action was filed in the Federal Court of Australia against BHP Billiton Ltd on behalf of persons (Plaintiffs) who, during the period from 21 October 2013 to 9 November 2015, acquired BHP Billiton Ltd shares on the Australian Securities Exchange or BHP Billiton Plc shares on the London Stock Exchange or Johannesburg Stock Exchange.

The amount of damages sought by the Plaintiffs on behalf of the class is unspecified.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Billiton Brasil, Samarco and Vale and certain employees and former employees of BHP Billiton Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Billiton Brasil filed its preliminary defences. BHP Billiton Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

The civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$2 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$520 million), and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$2.6 billion), have been consolidated before the 12th Federal Court and suspended. The Governance Agreement provides for a process to review whether these civil public claims should be terminated or suspended.

BHP Financial Information Year ended 30 June 2018

8. Significant events – Samarco dam failure (continued)

BHP Billiton Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Billiton Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been advised of the Samarco dam failure, the third party claims and the class actions referred to above and formal claims have been prepared and submitted. As noted above, BHP expects to recover the majority of the settlement payment relating to the United States class action complaint under its external insurance arrangements.

At 30 June 2018, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. For the year ended 30 June 2018, BHP Billiton Brasil has provided US$80 million funding to support Samarco’s operations and a further US$4 million for dam stabilisation and prosecutor experts costs, with undrawn amounts of US$16 million expiring as at 30 June 2018. On 29 June 2018, BHP Billiton Brasil made available a new short-term facility of up to US$53 million to carry out remediation and stabilisation work and support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2018.

Any additional requests for funding or future investment provided would be subject to a future decision, accounted for at that time.

9. Discontinued operations

On 27 July 2018 BHP announced that it had entered into agreements for the sale of its entire interests in its Eagle Ford, Haynesville, Permian and Fayetteville Onshore US oil and gas assets for a combined base consideration of US$10.8 billion, payable in cash.

BP American Production Company, a wholly owned subsidiary of BP Plc, has agreed to acquire 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which holds the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a consideration of US$10.5 billion (less customary completion adjustments), comprising 50 per cent paid in cash at completion and 50 per cent in deferred consideration, payable in cash over a six month period.

MMGJ Hugoton III, LLC, a company owned by Merit Energy Company, has agreed to acquire 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which hold the Fayetteville assets, for a total consideration of US$0.3 billion (less customary completion adjustments), paid in cash at completion.

Both sales are subject to the satisfaction of customary regulatory approvals and conditions precedent and are expected to complete by the end of October 2018.

Financial Information

9.	Discontinued operations (continued)

The contribution of Discontinued operations included within the Group’s profit and cash flows are detailed below:

Income statement – Discontinued operations

	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M	Year ended 30 June 2016 US$M
Revenue	2,171	2,150	2,345
Other income	34	74	12
Expenses excluding net finance costs	(5,790)	(3,025)	(11,396)

Loss from operations	(3,585)	(801)	(9,039)

Financial expenses	(22)	(14)	(11)

Net finance costs	(22)	(14)	(11)

Loss before taxation	(3,607)	(815)	(9,050)

Income tax benefit	686	343	3,155

Loss after taxation	(2,921)	(472)	(5,895)

Attributable to non-controlling interests	26	13	(49)
Attributable to BHP shareholders	(2,947)	(485)	(5,846)

Basic loss per ordinary share (cents)	(55.4)	(9.1)	(109.8)
Diluted loss per ordinary share (cents)	(55.4)	(9.1)	(109.8)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a loss of US$2,943 million (2017: loss of US$489 million; 2016: loss of US$5,846 million).

Cash flows from Discontinued operations

	Year ended 30 June 2018 US$M	Year ended 30 June 2017 US$M	Year ended 30 June 2016 US$M
Net operating cash flows	900	928	785
Net investing cash flows(1)	(861)	(437)	(1,227)
Net financing cash flows(2)	(40)	(28)	(32)

Net (decrease)/increase in cash and cash equivalents from Discontinued operations	(1)	463	(474)

(1)

Includes purchases of property, plant and equipment of US$900 million (2017: US$555 million; 2016: US$1,239 million), capitalised exploration of US$ nil million (2017: US$ nil million; 2016: US$2 million) less proceeds from sale of assets of US$39 million (2017: US$118 million; 2016: US$14 million).

(2)

Includes net repayment of interest bearing liabilities of US$4 million (2017: US$6 million; 2016: US$7 million), distribution/(contribution) to non-controlling interests of US$14 million (2017: US$16 million; 2016: US$(1) million) and dividends paid to non-controlling interests of US$22 million (2017: US$6 million; 2016: US$26 million).

Assets and liabilities held for sale

The assets and liabilities classified as current assets and liabilities held for sale are presented in the table below:

2018 US$M
Assets
Trade and other receivables	529
Other financial assets	2
Inventories	36
Property, plant and equipment	10,672
Intangible assets	667
Other	33

Total assets	11,939

Liabilities
Trade and other payables	725
Interest bearing liabilities	5
Other financial liabilities	3
Provisions	489

Total liabilities	1,222

Net assets	10,717

BHP Financial Information Year ended 30 June 2018

9.	Discontinued operations (continued)

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the Financial Statements. Such items related to Discontinued operations included within the Group’s profit for the year are detailed below:

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
US tax reform	—	492	492
Impairment of Onshore US assets	(2,859)	109	(2,750)

Total	(2,859)	601	(2,258)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(2,859)	601	(2,258)

US tax reform

On 22 December 2017, the US President signed the Tax Cuts and Jobs Act (TCJA) into law. The TCJA (effective 1 January 2018) includes a broad range of tax reforms affecting the Group, including, but not limited to, a reduction in the US corporate tax rate from 35 per cent to 21 per cent and changes to international tax provisions. As a result of the TCJA, the Group has recognised an exceptional income tax benefit of US$492 million, primarily relating to the re-measurement of the Onshore US deferred tax positions arising from temporary differences.

Impairment of Onshore US assets

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. At 30 June 2018, the Onshore US assets, including goodwill, have been allocated to two cash generation units (CGU) reflecting the separately identifiable cash flows expected from the divestment of the assets.

The Group recognised impairment charges as follows:

Cash generating unit	Property, plant and equipment US$M	Goodwill US$M	Total US$M
Petrohawk	—	(2,253)	(2,253)
Fayetteville	(520)	(86)	(606)

Total impairment of non-current assets	(520)	(2,339)	(2,859)

The charges are based on the fair value of the agreed sales consideration (Level 2 of the fair value hierarchy) less expected costs of disposal. In previous reporting periods the Group performed impairment testing of the individual Onshore US assets as each asset had separately identifiable cash flows. In addition, the goodwill attributable to the Onshore US group of CGUs (2017: US$3,022 million) was tested for impairment after the assessment of the individual CGUs. The recoverable amount determinations for the Onshore US CGUs were based on FVLCD using discounted cash flow techniques. The FVLCD calculations were based primarily on Level 3 inputs and significant assumptions included management’s assessment of a market participant’s perspective of crude oil and natural gas prices, production volumes and discount rates.

Financial Information

9.	Discontinued operations (continued)

Year ended 30 June 2017

There were no exceptional items related to Discontinued operations for the year ended 30 June 2017.

Items related to Discontinued operations included within the Group’s profit for the year ended 30 June 2016 are detailed below:

Year ended 30 June 2016	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of Onshore US assets	(7,184)	2,300	(4,884)

Total	(7,184)	2,300	(4,884)

Attributable to non-controlling interests	(80)	29	(51)
Attributable to BHP shareholders	(7,104)	2,271	(4,833)

10. Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP

BHP

Restated Financial

Information

For the half year ended

31 December 2017

Restated financial information

BHP Restated Financial Information For the half year ended 31 December 2017

Basis of preparation of restated financial information

This financial information for the half year ended 31 December 2017 for the Group is not audited and has been prepared to restate previously published information for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to the Petroleum business’s Onshore US operations comprising the Eagle Ford, Permian, Haynesville and Fayetteville assets. The nature of each change reflected in the attached restated financial information is as follows:

•

All income and expense items relating to the Onshore US operations have been removed from the individual line items in the Consolidated Income Statement. The post-tax loss of the Onshore US operations is presented as a single amount in the line item titled ‘Loss after taxation from Discontinued operations’; and

•

All cash flows and other items relating to the Onshore US operations have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to the operating, investing and financing activities of the Onshore US operations are each disclosed in single amounts in each section of the Consolidated Cash Flow Statement.

This restated financial information has also been reclassified where required for consistency with the presentation of financial information for the year ended 30 June 2018.

The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

Restated financial information

Consolidated Income Statement – Restated

Half year ended 31 Dec 2017 US$M
Continuing operations
Revenue	20,777
Other income	123
Expenses excluding net finance costs	(13,948)
Profit from equity accounted investments, related impairments and expenses	213

Profit from operations	7,165

Financial expenses	(737)
Financial income	79

Net finance costs	(658)

Profit before taxation	6,507

Income tax expense	(4,057)
Royalty-related taxation (net of income tax benefit)	(44)

Total taxation expense	(4,101)

Profit after taxation from Continuing operations	2,406

Discontinued operations
Profit after taxation from Discontinued operations	168

Profit after taxation from Continuing and Discontinued operations	2,574

Attributable to non-controlling interests	559
Attributable to BHP shareholders	2,015

Basic earnings per ordinary share (cents)	37.9
Diluted earnings per ordinary share (cents)	37.7
Basic earnings from Continuing operations per ordinary share (cents)	35.1
Diluted earnings from Continuing operations per ordinary share (cents)	35.0

Consolidated Statement of Comprehensive Income

Half year ended 31 Dec 2017 US$M
Profit after taxation from Continuing and Discontinued operations	2,574
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation gains taken to equity	10
Net valuation losses/(gains) transferred to the income statement	—
Cash flow hedges:
Gains taken to equity	666
Gains transferred to the income statement	(623)
Exchange fluctuations on translation of foreign operations taken to equity	(1)
Exchange fluctuations on translation of foreign operations transferred to income statement
Tax recognised within other comprehensive income	(15)

Total items that may be reclassified subsequently to the income statement	37

Items that will not be reclassified to the income statement:
Remeasurement gains on pension and medical schemes	2
Tax recognised within other comprehensive income	(3)

Total items that will not be reclassified to the income statement	(1)

Total other comprehensive income	36

Total comprehensive income	2,610

Attributable to non-controlling interests	561
Attributable to BHP shareholders	2,049

BHP Restated Financial Information For the half year ended 31 December 2017

Consolidated Balance Sheet

31 Dec 2017 US$M
ASSETS
Current assets
Cash and cash equivalents	12,322
Trade and other receivables	3,542
Other financial assets	51
Inventories	4,020
Current tax assets	97
Other	111

Total current assets	20,143

Non-current assets
Trade and other receivables	319
Other financial assets	1,501
Inventories	1,019
Property, plant and equipment	78,849
Intangible assets	3,873
Investments accounted for using the equity method	2,456
Deferred tax assets	4,355
Other	67

Total non-current assets	92,439

Total assets	112,582

LIABILITIES
Current liabilities
Trade and other payables	5,999
Interest bearing liabilities	2,033
Other financial liabilities	217
Current tax payable	1,438
Provisions	1,780
Deferred income	63

Total current liabilities	11,530

Non-current liabilities
Trade and other payables	6
Interest bearing liabilities	25,700
Other financial liabilities	633
Non-current tax payable	134
Deferred tax liabilities	3,526
Provisions	8,542
Deferred income	350

Total non-current liabilities	38,891

Total liabilities	50,421

Net assets	62,161

EQUITY
Share capital – BHP Billiton Limited	1,186
Share capital – BHP Billiton Plc	1,057
Treasury shares	(8)
Reserves	2,391
Retained earnings	52,351

Total equity attributable to BHP shareholders	56,977
Non-controlling interests	5,184

Total equity	62,161

Restated financial information

Consolidated Cash Flow Statement – Restated

Half year ended 31 Dec 2017 US$M
Operating activities
Profit before taxation	6,507
Adjustments for:
Depreciation and amortisation expense	3,206
Impairments of property, plant and equipment, financial assets and intangibles	299
Net finance costs	658
Profit from equity accounted investments, related impairments and expenses	(213)
Other	321
Changes in assets and liabilities:
Trade and other receivables	(672)
Inventories	(279)
Trade and other payables	331
Provisions and other assets and liabilities	(123)

Cash generated from operations	10,035
Dividends received	370
Interest received	79
Interest paid	(557)
Settlement of cash management related instruments	(275)
Net income tax and royalty-related taxation refunded	39
Net income tax and royalty-related taxation paid	(2,698)

Net operating cash flows from Continuing operations	6,993

Net operating cash flows from Discontinued operations	350

Net operating cash flows	7,343

Investing activities
Purchases of property, plant and equipment	(2,078)
Exploration expenditure	(464)
Exploration expenditure expensed and included in operating cash flows	192
Net investment and funding of equity accounted investments	271
Proceeds from sale of assets	72
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	—
Other investing	(138)

Net investing cash flows from Continuing operations	(2,145)

Net investing cash flows from Discontinued operations	(301)

Net investing cash flows	(2,446)

Financing activities
Proceeds from interest bearing liabilities	500
Settlements from debt related instruments	(227)
Repayment of interest bearing liabilities	(4,008)
Purchase of shares by Employee Share Ownership Plan (ESOP)	(96)
Dividends paid	(2,276)
Dividends paid to non-controlling interests	(925)

Net financing cash flows from Continuing operations	(7,032)

Net financing cash flows from Discontinued operations	(27)

Net financing cash flows	(7,059)

Net decrease in cash and cash equivalents from Continuing operations	(2,184)
Net increase in cash and cash equivalents from Discontinued operations	22
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	14,108
Foreign currency exchange rate changes on cash and cash equivalents	331

Cash and cash equivalents, net of overdrafts, at end of period	12,277

BHP Restated Financial Information For the half year ended 31 December 2017

Consolidated Statement of Changes in Equity for the half year ended 31 December 2017

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non- controlling interests	Total equity
	BHP Billiton Limited	BHP Billiton Plc	BHP Billiton Limited	BHP Billiton Plc
Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Total comprehensive income	—	—	—	—	35	2,014	2,049	561	2,610

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(87)	(9)	—	—	(96)	—	(96)
Employee share awards exercised net of employee contributions	—	—	81	10	(100)	9	—	—	—
Employee share awards forfeited	—	—	—	—	(1)	1	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	57	—	57	—	57
Distribution to non-controlling interests	—	—	—	—	—	—	—	(6)	(6)
Dividends	—	—	—	—	—	(2,291)	(2,291)	(839)	(3,130)

Balance as at 31 December 2017	1,186	1,057	(8)	—	2,391	52,351	56,977	5,184	62,161

Restated financial information

Restated supplementary financial information

For the half year ended 31 December 2017

The following pages present the supplementary financial information for the Group and the Petroleum business for the half year ended 31 December 2017 restated for the effect of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to the Petroleum business’s Onshore US operations comprising the Eagle Ford, Permian, Haynesville and Fayetteville assets. All information is reported on a Continuing operations basis.

Segment summary(1)

A summary of performance for the December 2017 half year is presented below and excludes Onshore US.

Half year ended 31 December 2017 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional Items(4)	Net operating assets	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	2,581	1,633	617	—	8,589	277	378	208
Copper	6,381	3,195	2,052	—	23,983	993	19	19
Iron Ore	7,221	4,307	3,430	(153)	19,135	470	41	10
Coal	4,047	1,790	1,436	—	9,904	185	7	7
Group and unallocated items(7)	591	(89)	(204)	(13)	2,492	153	19	19
Inter-segment adjustment(8)	(44)	—	—	—	—	—	—	—

Total group	20,777	10,836	7,331	(166)	64,103	2,078	464	263

(1)

Group and segment level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation expense of US$318 million related to equity accounted investments. It excludes exceptional items of US$137 million related to share of loss from equity accounted investments.

Group profit before taxation comprised Underlying EBITDA, exceptional items and depreciation, amortisation and impairments of US$3,671 million and net finance costs of US$658 million.
(2)	Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$764 million and Underlying EBITDA of US$29 million.
(3)	We use various alternate performance measures to reflect our underlying performance.
(4)	Exceptional items of US$(166) million excludes net finance costs of US$(44) million included in the total US$(210) million related to the Samarco dam failure.
(5)	Includes US$272 million capitalised exploration.
(6)	Includes US$71 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation).
(7)

Group and unallocated items includes Functions, other unallocated operations including Potash, Nickel West and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within the relevant segments.

Half year ended 31 December 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(76)	2	(78)	3,258	117	—	—
Nickel West	577	71	39	32	(296)	27	19	19

(8)	Comprises revenue of US$38 million generated by Petroleum and US$6 million generated by Iron Ore.

BHP Restated Financial Information For the half year ended 31 December 2017

Restated financial information for Petroleum for the December 2017 half year is presented below.

Half year ended 31 Dec 2017 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	291	206	135	71	828	2
Bass Strait	666	512	288	224	2,701	19
North West Shelf	663	497	116	381	1,573	80
Atlantis	355	245	198	47	1,361	71
Shenzi	264	212	94	118	845	5
Mad Dog	118	84	28	56	787	47
Trinidad/Tobago	64	(60)	19	(79)	290	6
Algeria	101	78	14	64	18	3
Exploration	—	(136)	98	(234)	1,174	—
Other(5)	57	9	28	(19)	(143)	44

Total Petroleum from Group production	2,579	1,647	1,018	629	9,434	277	378	208

Closed mines(6)	—	(11)	—	(11)	(845)	—	—	—
Third party products	10	(1)	—	(1)	—	—	—	—

Total Petroleum	2,589	1,635	1,018	617	8,589	277	378	208

Adjustment for equity accounted investments(7)	(8)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	2,581	1,633	1,016	617	8,589	277	378	208

(1)

Total Petroleum statutory result Revenue from Group production includes: crude oil US$1,403 million, natural gas US$581 million, LNG US$423 million, NGL US$141 million and other US$33 million which includes third party products.

(2)	Includes US$241 million of capitalised exploration.
(3)	Includes US$71 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK, Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)	Comprises closed mining and smelting operations in Canada and the United States. Petroleum manages the closed mines due to their geographic location.
(7)

Total Petroleum statutory result Revenue excludes US$8 million revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 21, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary